40-33

K&L|GATES

Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

Mitra Shakeri
D 202.778.9024
F 202.778.9100
mitra.shakeri@klgates.com

July 25, 2008

By Hand Delivery

Public Filing Room
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: RMK Advantage Income Fund, Inc. (File No. 811-21631)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-captioned registered investment company pursuant to Section 33 of the Investment Company Act of 1940 (the "1940 Act") are copies of the following pleadings, which have been filed in the United States District Court for the Western District of Tennessee:

- Complaint captioned *DeJoseph v. Morgan Keegan & Co., Inc., et al.*, filed on or about April 4, 2008.
- Complaint captioned *Daniels v. Morgan Keegan & Company, Inc., et al.*, filed on or about July 11, 2008.

Additionally included for filing on behalf of the above-captioned registered investment company pursuant to Section 33 of the 1940 Act is a copy of the following order, which has been filed in the United States District Court for the Western District of Tennessee:

- Order of Dismissal of *Massey v. Morgan Keegan & Company Inc., et al.*, filed on or about May 5, 2008.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Mitra Shakeri

Mitra Shakeri


08016850

Enclosures

IN THE UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF TENNESSEE
WESTERN DIVISION

EDMUND MASSEY,

Plaintiff,

VS. NO. 08-2127-MaV

MORGAN KEEGAN & COMPANY, INC.,
ET AL.,

Defendants.

ORDER OF DISMISSAL

The plaintiff has submitted a notice of voluntary dismissal in this matter indicating that this matter may be dismissed. This case is therefore DISMISSED WITHOUT PREJUDICE.

It is so ORDERED this 5th day of May, 2008.

S/ *Samuel H. Mays, Jr.*
SAMUEL H. MAYS, JR.
UNITED STATES DISTRICT JUDGE

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE
WESTERN DIVISION

WILLIAM J. DEJOSEPH, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. MORGAN KEEGAN & COMPANY, INC., MORGAN ASSET MANAGEMENT, INC., REGIONS FINANCIAL CORPORATION, RMK ADVANTAGE INCOME FUND, INC., RMK STRATEGIC INCOME FUND, INC., RMK HIGH INCOME FUND, INC., ALLEN B. MORGAN, JR., JAMES STILLMAN R. McFADDEN, ARCHIE W. WILLIS, III, MARY S. STONE, W. RANDALL PITTMAN, J. KENNETH ALDERMAN, BRIAN B. SULLIVAN, J. THOMPSON WELLER, CHARLES D. MAXWELL, JAMES C. KELSOE, JR., MICHELE F. WOOD, JACK R. BLAIR, ALBERT C. JOHNSON, THOMAS R. GAMBLE, and PRICEWATERHOUSECOOPERS LLP, Defendants.	Class Action No. **CLASS ACTION** **COMPLAINT FOR VIOLATION OF FEDERAL SECURITIES LAWS** **DEMAND FOR JURY TRIAL**

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings by RMK Advantage Income Fund, Inc., RMK Strategic Income Fund, Inc., and RMK High Income Fund, Inc. (collectively, the "Funds"), as well as regulatory filings and reports, securities analysts reports and advisories about the Funds, press releases, and media reports, and plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This is a securities class action brought on behalf of all persons and entities who purchased or otherwise acquired the shares of RMK Advantage Income Fund, Inc. ("RMA"), RMK Strategic Income Fund, Inc. ("RSF"), and/or RMK High Income Fund, Inc. ("RMH") between December 8, 2006 and December 5, 2007, inclusive and who were damaged thereby and who are seeking to pursue remedies under the Securities Exchange Act of 1934 ("Exchange Act").

2. The action arises from defendants' material misrepresentations and omissions concerning the Funds' financial condition and performance. Specifically, during the Class Period, defendants misrepresented and/or failed to disclose the extent of the Funds' losses on its investments in asset-backed securities, mortgage-backed securities, among other investments, as a result of declining conditions in the mortgage and credit markets and the deteriorating credit quality of the instruments held in the portfolios. To conceal the Funds' losses, defendants delayed writing down the value of these investments and caused the Funds to carry the investments at artificially inflated values. As a result, the Funds' "net asset value" or "NAV," reported on the website of defendant Morgan Keegan & Co., Inc., in the Funds' SEC filings, and elsewhere, was also artificially inflated throughout the Class Period.

3. In addition, defendants misled investors into believing that a significant portion of the Funds' investments in asset-backed securities, including "collateralized debt obligations or "CDOs,"[1] and mortgage-backed securities were high quality by incorrectly categorizing the securities as "investment grade." Remarkably, even after the market value of

[1] CDO's are investment vehicles in which forms of debt, including bonds, mortgages, loans or other collateralized assets, are packaged and the cash flows arising from those assets are divided among tranches (classes) of securities that are then sold to investors.

Funds' investments in certain of these securities had declined significantly, defendants refused to lower their classification on the securities.

4. Moreover, defendants failed to disclose that the Funds made investments that violated the investment policies set forth in their respective Prospectus and Statement of Additional Information. Specifically, the Funds invested more than 25 percent of their respective total assets in securities of companies whose principal business activities are in the same industry. According to Bloomberg, as of June 30, 2007, each of the Funds invested more than 50 percent of their respective assets in the Mortgage industry. Defendants misrepresented the extent and nature of the Funds' investments in the Mortgage industry, in part, by classifying certain mortgage-backed securities as "asset-backed securities."

5. Defendants knew or recklessly disregarded available information during the Class Period that strongly suggested that the Funds' securities portfolios were in need of write down. For example, by the beginning of the Class Period, the "ABX.HE Index," a default swap index based on subprime mortgages that is widely recognized as a pricing mechanism for mortgage-backed securities, had experienced a steep downturn and should have alerted defendants to the need to record impairment on the Funds' securities portfolio pursuant to applicable accounting rules relating to the impairment of debt securities held in portfolios. Defendants, however, were motivated to delay the write-down and maintain the Funds' respective NAV's at artificially inflated levels because, in part, the fees paid by the Funds to their investment advisor, portfolio manager, and administrator, defendants Morgan Asset Management, James Kelsoe, Jr., and Morgan Keegan & Co., respectively, were based on the value of the Funds' net assets. Accordingly, the higher the value of net assets, the larger the amount of fees paid by the Funds.

6. In July 2007, investors began to learn of the Funds' true financial condition. On July 13, 2007, at an Annual Meeting for Shareholders of RMK Closed-End Funds, Kelsoe acknowledged that declining conditions in the credit and subprime mortgage market had adversely impacted the Funds' performance and that a previously declared dividend would be reduced by $0.01 to $0.14 per share. Kelsoe disclosed that the Funds had between 15 percent and 19 percent exposure to subprime loans but assured that the Funds had "not experienced an elevated or unusually high level of defaults. . . . Defaults have not been a problem thus far, cash flows continue to look promising, and earnings continue to come in at or above our expectations to date." Further, Kelsoe confirmed the Funds were well-positioned to continue dividends distributions of $0.14 per share. The price of RMA, RSF, and RMH shares fell in response to this news from a closing price of $10.93, $10.55, and $10.78 per share, respectively, on July 13, 2007, to close at $10.06, $9.53, and $10.12 per share, respectively, three trading days later on July 18, 2007.

7. Less than one month later, in a letter to shareholders dated August 10, 2007, Kelsoe acknowledged, for the first time, problems in valuing the Funds' assets. On this news, the price of RSF, RMH, and RMA shares fell from a closing price of $8.03, $8.38, and $8.47 per share, respectively, on August 9, 2007, to close two trading days later at $6.75, $7.11, $7.13, respectively, on August 13, 2007.

8. On August 14, 2007, after the market closed, each of the Funds filed a Current Report with the SEC on Form 8-K revealing that they had retained an independent valuation consultant to assist in determining the value of the Funds' portfolio because "[r]ecent instability in the markets for fixed income securities, particularly mortgage-backed and asset-

backed securities, has made it more difficult to obtain realistic values for some of the Fund's portfolio securities."

9. In a letter to shareholders dated November 7, 2007, Kelsoe commented on the worsening market conditions and acknowledged that "our portfolios have been pressured across the board." In a section of the letter entitled, "What exactly do you invest in?", Kelsoe explained that a large portion of the Funds' portfolios were invested in structured finance fixed income securities collateralized by mortgage-related securities. According to Kelsoe, the mortgage-backed securities had declined in value because of "uncertainty regarding real estate" and illiquidity in the secondary market for the securities. Kelsoe also revealed that subprime mortgage related investments comprised 8.4%, 10.4%, and 10.5% of the securities portfolio of RMH, RSF, and RMA, respectively. Despite this news, Kelsoe assured that "the earnings [of the Funds] are not dramatically different than they were over the past three to six months." On November 7, 2007, the RSF, RMH, and RMA closed at $4.35, $4.61, and $4.55 per share, respectively.

10. On December 5, 2007, the last day of the Class Period, the Funds filed a Certified Shareholder Report with the SEC on Form N-CSR which included a copy of the Funds' Semi-Annual Report for the six months ended September 30, 2007 ("Semi-Annual Report"). In the Semi-Annual Report, the Funds disclosed massive losses on their respective investments in mortgage-backed and asset-backed securities and a significant decline in the Funds' respective net asset value, as demonstrated in ¶¶ 77-83 herein. In reaction to this news, the price of RMA, RSF, and RMH shares declined from a closing price of $5.18, $4.96, and $5.17 per share, respectively, on December 5, 2007, to close at $5.10, $4.93, and $5.12 per share, respectively, on the next trading day. By December 20, 2007, the share price of RMA,

RSF, and RMH had fallen to $4.27, $4.09, and, $4.31 per share, respectively. Between July 13, 2007 and December 6, 2007, the price of RMA, RMH, and RSF, fell 53.3%, 53.2%, and 52.5%, respectively.

11. On February 28, 2008, in a Quarterly Schedule of Portfolio Holdings for the quarterly period ending March 31, 2008, the Funds revealed further losses on its asset-backed and mortgage-backed securities and an additional decline in their respective net assets, as demonstrated in ¶¶ 84-89 herein.

JURISDICTION AND VENUE

12. The claims asserted herein arise under and pursuant to Sections 10(b) and 20(a) of the Exchange Act [15 U.S.C. §§ 78j(b) and 78t(a)] and Rule 10b-5 promulgated thereunder by the United States Securities and Exchange Commission ("SEC") [17 C.F.R. § 240.10b-5].

13. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§ 1331 and 1337, and Section 27 of the Exchange Act [15 U.S.C. § 78aa].

14. Venue is proper in this District pursuant to Section 27 of the Exchange Act, and 28 U.S.C. § 1391(b). During the Class Period, a substantial portion of the wrongdoing alleged herein occurred within this District. In addition, several defendants maintain their principal executive offices and/or reside in this District.

15. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

THE PARTIES

16. Plaintiff William J. DeJoseph purchased shares of RMH as set forth in the attached certification and was damaged thereby.

17. Defendant RMA is a closed-end investment management company that is incorporated under the laws of Maryland. RMA's shares trade on the New York Stock Exchange under the symbol "RMA."

18. Defendant RSF is a closed-end investment management company that is incorporated under the laws of Maryland. RSF's shares trade on the New York Stock Exchange under the symbol "RSF."

19. Defendant RMH is a closed-end investment management company that is incorporated under the laws of Maryland. RMH's shares trade on the New York Stock Exchange under the symbol "RMH."

20. Defendant Regions Financial Corporation ("Regions") is financial holding company that provides banking, brokerage and investment services, mortgage banking, insurance brokerage, credit life insurance, leasing, commercial accounts receivable factoring and specialty financing. Regions maintains its principal executive offices in Birmingham, Alabama. The shares of the Funds were marketed, offered, and sold by and through departments and/or subsidiaries owned or controlled by Regions.

21. Defendant Morgan Asset Management, Inc. ("Morgan Asset" or the "Adviser") is an indirect, wholly-owned subsidiary of Regions and a registered investment adviser. Morgan Asset received management fees from the Funds based on the net asset value of the Funds. Morgan Asset maintains its principal executive offices in Memphis, Tennessee. At all relevant times, Morgan Asset served as investment adviser to the Funds.

22. Defendant Morgan Keegan & Company, Inc. ("Morgan Keegan") is a subsidiary of Regions and provided portfolio accounting services and certain administration personnel services to the Funds in exchange for a fee based on a percentage of the Funds' net assets. Morgan Keegan also provided an employee to serve as the Funds' Chief Compliance Officer. At all relevant times, Morgan Keegan served as the Funds' administrator.

23. Defendant Allen B. Morgan, Jr. ("Morgan") is the founder of Morgan Keegan and, at all relevant times, served as a director of the Funds, Chairman of the Board of Directors of Morgan Keegan, and Vice Chairman of Regions, and Executive Managing Director and a director of Morgan Asset.

24. Defendant James Stillman R. McFadden ("McFadden") was, at all relevant times, a director of the Funds.

25. Defendant Archie W. Willis, III ("Willis") was, at all relevant times, a director of the Funds.

26. Defendant Mary S. Stone ("Stone") was, at all relevant times, a director of the Funds.

27. Defendant W. Randall Pittman ("Pittman") was, at all relevant times, a director of the Funds.

28. Defendant J. Kenneth Alderman ("Alderman") was, at all relevant times, a director of the Funds. In addition, Alderman has served as President of Regions Morgan Keegan Trust and CEO of Morgan Asset since 2002, and Executive Vice President of Regions since 2000.

29. Defendant Brian B. Sullivan ("Sullivan") was, at all relevant times, President of the Funds, and has served as President and Chief Investment Officer of Morgan Asset since 2006.

30. Defendant J. Thompson Weller ("JT Weller") was, at all relevant times, Treasurer of the Funds and Managing Director and Controller of Morgan Keegan.

31. Thomas R. Gamble ("Gamble") was, at all relevant times, Vice President of the Funds and has served as an executive at Regions since 1981.

32. Defendant Charles D. Maxwell ("Maxwell") was, at all relevant times, Secretary and Assistant Treasurer of the Funds and has served as Executive Managing Director, CFO, Treasurer and Secretary of Morgan Keegan since 2006.

33. Defendant James C. Kelsoe, Jr. ("Kelsoe") was, at all relevant times, Senior Portfolio Manager of the Funds and Morgan Asset.

34. Defendant Michele F. Wood ("Wood") was, at all relevant times, Chief Compliance Officer of the Funds, Chief Compliance Office of Morgan Asset and Senior Vice President of Morgan Keegan.

35. Defendant Jack R. Blair ("Blair") was, at all relevant times, a director/trustee of the Funds.

36. Defendant Albert C. Johnson ("Johnson") was, at all relevant times, a director of the Funds.

37. The defendants referenced above in ¶¶ 23 - 36 are referred to herein as the "Individual Defendants."

38. Because of the Individual Defendants' positions with the Funds, they had access to the adverse undisclosed information about its business, operations, products,

operational trends, financial statements, markets and present and future business prospects via access to internal corporate documents (including the Funds' operating plans, budgets and forecasts and reports of actual operations compared thereto), conversations and connections with other corporate officers and employees, attendance at management and Board of Directors meetings and committees thereof and via reports and other information provided to them in connection therewith.

39. It is appropriate to treat the Individual Defendants as a group for pleading purposes and to presume that the false, misleading and incomplete information conveyed in the Funds' public filings, press releases and other publications as alleged herein are the collective actions of the narrowly defined group of defendants identified above. Each of the above officers of the Funds, by virtue of their high-level positions with the Funds, directly participated in the management of the Funds, was directly involved in the day-to-day operations of the Funds at the highest levels and was privy to confidential proprietary information concerning the Funds and their business, operations, products, growth, financial statements, and financial condition, as alleged herein. Said defendants were involved in drafting, producing, reviewing and/or disseminating the false and misleading statements and information alleged herein, were aware, or recklessly disregarded, that the false and misleading statements were being issued regarding the Funds, and approved or ratified these statements, in violation of the federal securities laws.

40. As officers and controlling persons of investment management companies whose shares are registered with the SEC pursuant to the Exchange Act, and traded on the New York Stock Exchange (the "NYSE"), and governed by the provisions of the federal securities laws, the Individual Defendants each had a duty to disseminate promptly, accurate

and truthful information with respect to the Funds' financial condition and performance, growth, operations, financial statements, business, products, markets, management, earnings and present and future business prospects, and to correct any previously issued statements that had become materially misleading or untrue, so that the market price of the Funds' publicly traded shares would be based upon truthful and accurate information. The Individual Defendants' misrepresentations and omissions during the Class Period violated these specific requirements and obligations.

41. The Individual Defendants participated in the drafting, preparation, and/or approval of the various public and shareholder and investor reports and other communications complained of herein and were aware of, or recklessly disregarded, the misstatements contained therein and omissions therefrom, and were aware of their materially false and misleading nature. Because of their Board membership and/or executive and managerial positions with the Funds, each of the Individual Defendants had access to the adverse undisclosed information about the Funds' business prospects and financial condition and performance as particularized herein and knew (or recklessly disregarded) that these adverse facts rendered the positive representations made by or about the Funds and its business issued or adopted by the Funds materially false and misleading.

42. The Individual Defendants, because of their positions of control and authority as officers and/or directors of the Funds, were able to and did control the content of the various SEC filings, press releases and other public statements pertaining to the Funds during the Class Period. Each Individual Defendant was provided with copies of the documents alleged herein to be misleading prior to or shortly after their issuance and/or had the ability and/or opportunity to prevent their issuance or cause them to be corrected. Accordingly, each

of the Individual Defendants is responsible for the accuracy of the public reports and releases detailed herein and is therefore primarily liable for the representations contained therein.

43. Each of the defendants is liable as a participant in a fraudulent scheme and course of conduct that operated as a fraud or deceit on purchasers of the Funds shares by disseminating materially false and misleading statements and/or concealing material adverse facts. The scheme: (i) deceived the investing public regarding the Funds' business, operations, management and the intrinsic value of the Funds shares; (ii) enabled defendants to reap millions of dollars in advisory, management, and administrative fees while in possession of material adverse non-public information about the Funds; and (iii) caused plaintiff and other members of the Class to purchase the Funds shares at artificially inflated prices.

44. Defendant PricewaterhouseCoopers LLP ("PwC") was, at all relevant times, the Funds' independent registered public accountants.

CLASS ACTION ALLEGATIONS

45. Plaintiffs bring this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons purchased or otherwise acquired the shares of RMA, RSF, and/or RMH between December 8, 2006 and December 5, 2007, inclusive and who were damaged thereby and who are seeking to pursue remedies under the Exchange Act (the "Class"). Excluded from the Class are defendants, the officers and directors of Regions, and Morgan Keegan, Morgan Asset, and, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

46. The members of the Class are so numerous that joinder of all members is impracticable. The disposition of their claims in a class action will provide substantial benefits to the parties and the Court. As of September 30, 2007, RMA, RSF, and RMH had the

following number of shares outstanding: 32,142,019 shares of RMA; 28,456,962 shares of RSF; and 23,478,767 shares of RMH. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are millions of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Funds and/or their administrator and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

47. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

48. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

49. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether defendants violated the Exchange Act;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and management of the Funds;

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

50. Plaintiffs' claims are typical of those of the Class because plaintiffs and the Class sustained damages from defendants' wrongful conduct.

51. Plaintiffs will adequately protect the interests of the Class and have retained counsel who are experienced in class action securities litigation. Plaintiffs have no interests which conflict with those of the Class.

52. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

The Funds

53. RMA is a closed-end investment management company that commenced operations on November 8, 2004. According to RMA's Prospectus and Statement of Additional Information, filed with the SEC on November 10, 2004, RMA's primary investment objective is to seek a high level of current income by investing a majority of its total assets in below investment grade debt securities offering attractive yield and capital appreciation potential. The Fund also may invest up to 15% of its total assets in foreign debt and equity securities and up to 25% of its total assets in domestic equity securities, including common and preferred stocks. The Fund invests in below investment grade debt securities, or "junk bonds," including corporate bonds, mortgage- and asset-backed securities and municipal and foreign government obligations, as well as securities of companies in bankruptcy reorganization proceedings or otherwise in the process of debt restructuring. The Fund may also invest in other securities providing the potential for high income or a combination of high income and capital

growth, including preferred stock and other equity-related securities. The Fund's average effective portfolio maturity is between 3 and 15 years.

54. RSF is a closed-end investment management company that commenced operations on March 4, 2004. According to RSF's Prospectus and Statement of Additional Information, filed with the SEC on March 22, 2004, RSF's primary investment objective is to seek a high level of current income by investing in a diversified portfolio of securities that offers attractive yield and capital appreciation potential and consists primarily of debt securities and secondarily of equity securities. The Fund's assets may be reallocated periodically among various fixed-income and equity asset classes and between investment grade and below investment grade securities to pursue its investment objectives. As a result, a majority of the Fund's total assets may be invested in investment grade securities at some times and in below investment grade securities at other times. The Fund invests in debt securities, including corporate bonds, mortgage- and asset-backed securities, municipal and foreign government obligations as well as securities of companies in bankruptcy reorganization proceedings or otherwise in the process of debt restructuring. The Fund may also invest in other securities providing the potential for high income or a combination of high income and capital growth. The Fund's average effective portfolio maturity is between 3 and 15 years.

55. RMH is a closed-end investment management company that commenced operations on June 24, 2003. According to RMH's Prospectus and Statement of Additional Information, filed with the SEC on June 26, 2003, RMH's primary investment objective is to seek a high level of current income by investing a majority of its total assets in a diversified portfolio of below investment grade debt securities, or "junk bonds," offering attractive yield and capital appreciation potential. These securities may include corporate bonds, mortgage-

and asset-backed securities, municipal and foreign government obligations as well as securities of companies in bankruptcy reorganization proceedings or otherwise in the process of debt restructuring. The Fund may also invest in other securities providing the potential for high income or a combination of high income and capital growth, including preferred stock and other equity-related securities. The Fund's average effective portfolio maturity is between 3 and 15 years.

56. Each of the Funds is required to comply with investment limitations set forth in its Prospectus and Statement of Additional Information. One such limitation restricts the Funds from purchasing "the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, 25% or more of the Fund's total assets would be invested in the securities of companies the principal business activities of which are in the same industry."

57. According to the Funds' Prospectuses and Statements of Additional Information, this investment limitation is "only applied immediately after, and because of, an investment or a transaction by the Fund to which the limitation is applicable . . . any later increase or decrease resulting from a change in values, net assets or other circumstances will not be considered in determining whether the investment complies with the Fund's investment limitations."

DEFENDANTS' FALSE AND MISLEADING STATEMENTS ISSUED DURING THE CLASS PERIOD

58. On February 28, 2007, each of RMA, RSF, and RMH filed a Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company with the SEC on Form N-Q for the quarter ending December 31, 2006. In the Quarterly Schedules, each of

the Funds reported their respective investments in asset-backed and mortgage-backed securities, among other securities; the principal amount/shares of the investments; the cost of the investments; and the value of the investments, as follows, in relevant part:

RMA, RSF, and RMH Portfolios of Investments as of December 31, 2006			
Fund	**% of Net Assets**	**Cost**	**Value**
RMA:			
Asset Backed Securities:			
- Investment Grade	14.8%	$62,705,487	$62,851,378
- Below Investment Grade or Unrated	35.9%	$160,684,178	$152,133,510
Mortgage Backed Securities:			
-Investment Grade	5.7%	$26,702,226	$24,039,542
-Below Investment Grade or Unrated	13.4%	$58,330,889	$56,961,663
Total Investments	134.1%	$586,467,263	$568,581,196
Net Assets:	N/A	N/A	$423,843,876
RSF:			
Asset Backed Securities:			
- Investment Grade	18.3%	$67,018,364	$67,107,599
- Below Investment Grade or Unrated	34.5%	$135,642,513	$126,170,147
Mortgage Backed Securities:			
-Investment Grade	9.4%	$38,532,335	$34,257,308
-Below Investment Grade or Unrated	14.9%	$55,089,658	$54,417,155
Total Investments	136.6%	$517,846,374	$500,035,849
Net Assets	N/A	N/A	$366,024,937
RMH:			
Asset Backed Securities:			
- Investment Grade	12.0%	$37,811,917	$37,301,522
- Below Investment Grade or Unrated	39.1%	$128,600,087	$121,879,374
Mortgage Backed Securities:			
-Investment Grade	6.4%	$24,017,698	$20,015,174
-Below Investment Grade or Unrated	14.2%	$44,676,963	$44,099,858
Total Investments	134.3%	$434,063,211	$418,491,013
Net Assets	N/A	N/A	$311,579,553

59. Each of the Quarterly Reports contained an identical section entitled "Investment Valuations" that stated that the Funds' Advisors would, under the direction of the Funds' Board of Directors, exercise "good faith" in determining the fair value of any securities for which market quotations were not available or appear inaccurate and, further, that such determinations would be made "based on available information," as follows:

> Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are ***valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of the Company's Board of Directors. The values assigned to fair valued investments are based on available information*** and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material. [Emphasis added.]

As demonstrated herein, these statements were materially false and misleading because defendants failed to consider available information, such as the steep downturn of the ABX.HE Index in December 2006, that should have alerted defendants to the need to write-down the value of the Funds' respective securities portfolios. In addition, the fact that the Funds engaged a valuation consultant demonstrates that defendants did not, and could not, determine the fair value of the Funds' investments as necessary.

60. On June 6, 2007, each of the Funds filed a Certified Shareholder Report Of Registered Management Investment Companies with the SEC on Form N-CSR containing an identical copy of the Funds' Annual Report for the year ending March 31, 2007 ("Annual Report"). The Annual Report set forth the method by which the Funds' NAV were calculated on a daily basis, as follows, in relevant part:

Net asset value is calculated every day that the New York Stock Exchange is open as of the close of trading (normally 4:00 p.m. Eastern Time) by taking the closing market value of all portfolio securities owned, cash and other assets, subtracting all liabilities, then dividing the result (total net assets) by the total number of shares outstanding. The market price is the last reported price at which a share of the Fund was sold on the New York Stock Exchange.

61. In addition, in the Annual Report, the Funds reported their respective investments in asset-backed and mortgage-backed securities, among other securities; the principal amount/shares of the investments; the cost of the investments; and the value of the investments as of March 31, 2007, as follows, in relevant part:

RMA, RSF, and RMH Portfolios of Investments as of March 31, 2007			
Fund	**% of Net Assets**	**Cost**	**Value**
RMA:			
Asset Backed Securities:			
- Investment Grade	19.6%	$82,773,533	$81,715,089
- Below Investment Grade or Unrated	34.4%	166,094,793	143,319,906
Mortgage Backed Securities:			
-Investment Grade	6.6%	$31,429526	$27,506,089
-Below Investment Grade or Unrated	12.9%	$57,388,982	$53,591,646
Total Investments	132.4%	$589,978,706	$552,049,765
Net Assets:	N/A	N/A	$416,998,641
RSF:			
Asset Backed Securities:			
- Investment Grade	23.3%	$84,620,146	$83,624,717
- Below Investment Grade or Unrated	30.9%	$130,346,791	$110,979,112
Mortgage Backed Securities:			
-Investment Grade	9.6%	$42,225,031	$34,418,293
-Below Investment Grade or Unrated	12.7%	$50,353,885	$45,825,866
Total Investments	133.5%	$438,585,224	$404,944,181
Net Assets	N/A	N/A	$303,258,904
RMH:			
Asset Backed Securities:			
- Investment Grade	16.2%	$51,258,130	$49,209,071
- Below Investment Grade or Unrated	35.1%	$125,405,748	$106,559,214

Mortgage Backed Securities:			
-Investment Grade	8%	$29,407,629	$24,269,188
-Below Investment Grade or Unrated	12.4%	$40,938,803,	$37,485,786
Total Investments	135.6%	$522,852,075	$487,172,246
Net Assets	N/A	N/A	$359,229,942

62. In addition, the Annual Report contained a section entitled "Investment Valuations" that was substantially similar to the section set forth in ¶ 59 herein.

63. The statements in ¶¶ 58-62 were materially false and misleading, and defendants knew or recklessly disregarded the statements as such, because of the following reasons:

(a) Defendants failed to exercise good faith in determining the fair value of the Funds' investments in securities for which market quotations were not available or appeared inaccurate;

(b) The Funds' investments in securities for which market quotations were not available or appeared inaccurate were not valued at fair value;

(c) The Funds' net assets were overstated and, as a result, the Funds' daily reported NAV was also overstated;

(d) Defendants misclassified certain of the Funds' investments as "investment grade"; and

(e) The Funds' made investments in violation of their respective investment limitations.

64. On July 13, 2007, investors began to learn of the Funds' true financial condition. On that day, during an Annual Meeting for Shareholders of RMK Closed-End Funds, Kelsoe commented on the declining conditions in the credit and subprime mortgage market and volatility in the market for subprime bonds as reflected on the ABX Index. Kelsoe

announced that as a result of the adverse conditions, the previously declared dividend would be reduced by $0.01 to $0.14 per share. Kelsoe assured, however, that he saw "opportunity" in CDO's. In addition, Kelsoe stated, in relevant part, as follows:

> The fiscal year ending March 31, 2007, proved to be a challenging year for the four closed-end funds (RMH, RSF, RMA and RHY). There were three key influences that impacted the overall performance of the funds.
>
> — Rising short term interest rates
>
> — Extremely tight spreads in credit markets
>
> — Volatility in sub-prime mortgage markets
>
> * * *
>
> Over the past year we have seen extremely tight spreads in credit markets. You have probably heard of the term "interest rate yield curve," which is based on rates of 90-day bills to the 30-year bond. Over the course of time, spreads narrow and widen, creating opportunities for the management team. During 2005 and 2006, demand for credit sensitive issues was very strong and yields available on lower quality credits contracted. During fiscal year 2006, these narrow credit spreads, coupled with increased borrowing costs, made it difficult to find high yielding investments for the funds. Consequently, the RMK Funds Board decided in November to reduce the dividend by $0.01 per share to $0.14 per share.
>
> ***Clearly the most dramatic factor impacting the last quarter was the volatility in the sub-prime mortgage market.*** As late as calendar year-end 2006, the sub-prime market appeared to be liquid and orderly. By mid-February, the outlook was getting shaky and, by March, the market underwent a tremendous shock as sub-prime, home equity, and all collateralized lending came under stress because of the slowing housing market. Much of what is now occurring in the mortgage-backed securities market is reminiscent of what occurred in the corporate bond market five to six years ago when the corporate implosions of Enron, WorldCom, HealthSouth, Adelphia and the like had a ripple effect throughout the entire corporate bond sector. ***Part of the sub-prime volatility is to be expected, but I believe the volatility has been exacerbated by the ABX index trading in connection with sub-prime bonds. We have seen dramatically wider spreads in all mortgage-related securities.***
>
> * * *
>
> Our funds are unique to other closed-end funds as each have, since their inception, traded at substantial premiums over net asset value. A high

premium to NAV, i.e. 20- 30%, does increase the likelihood of market price volatility

On the bright side, I am happy to tell you that earnings have improved since last year. Late last year our earnings were slightly below our dividend rate, but this year earnings are back up to and in some cases slightly above the dividend rate. We have been able to improve our earnings by redeploying cash in this buyer's market.

We have not experienced an elevated or unusually high level of defaults. With high yielding investing, some defaults are always to be expected. That is the nature of the types of investments we hold. We simply can not get a high dividend yield by buying Treasuries. Defaults have not been a problem thus far, cash flows continue to look promising, and earnings continue to come in at or above our expectations to date.

* * *

Have you experienced a higher than normal default rate on the securities in the funds' portfolios?

We have somewhere around a 2% default rate now in our portfolio – that is within a normal, expected range for a high yield portfolio. Today, Treasuries are yielding 5% while our funds are yielding 11-12%, so you should understand that we have to take some risks to create those levels of income.

* * *

What opportunities do you see in the coming year?

Anytime you see an asset class sell off or run way up, it generally creates buying or selling opportunities. That's just the sort of situation we try to capitalize on.

More specifically, one area that has held up well but come under pressure as of late is the corporate sector. ***I see opportunity in some CDOs (collateralized debt obligations which may include any type of debt instrument).*** We will be looking at collateral that we are comfortable with, perhaps 2003, 2004, or even 2005 issues, but nothing in 2006 or later. Also, the 2001-2002 vintages are selling at substantial discounts to par. I think that much of the risk has now been priced in, so we are looking for corporate or secured loans in a CDO format that have gotten really beaten up. [Emphasis added.]

Kelsoe assured, however, that the Funds were well-positioned to continue paying dividends of $0.14 per share, as follows:

> **Do you feel confident that dividends will remain at current levels?**
>
> I see our monthly cash flows, and we are earning the $0.14 dividend. During calendar year 2007, earnings have covered the dividend payouts, and I expect that to continue. The Board will meet next month to declare the dividends for September, October and November. While I can not tell you what will happen next month, I will say our earnings for the year are on track with expectations.

In response to this news, the price of RSF, RMH, and RMA shares fell from a closing price of $10.55, $10.78, and $10.93 per share, respectively, on July 13, 2007, to close at $9.53, $10.12, and $10.06, respectively, three trading days later on July 18, 2007.

65. Less than one month later, in a letter to shareholders dated August 10, 2007, Kelsoe acknowledged, for the first time, problems in valuing the Funds' assets. In particular, Kelsoe stated, in relevant part, as follows:

> Because the investment environment is changing so rapidly, I felt it appropriate to provide our shareholders with an update on the impact these conditions are having on the four RMK closed end funds, as well as the RMK Select Fund High Income and Intermediate open end funds.
>
> * * *
>
> So why is this happening, and what is the impact on our closed end and open end funds? In my opinion, the de-leveraging, or sell-off of securities, by hedge funds and other financial institutions has created an excessive supply of all types of fixed income securities. This oversupply has pressured the balance sheets of all of Wall Street such that bid/offer spreads have widened and liquidity has dramatically declined over the last 30 to 60 days. Not only is supply higher than demand, but it exceeds the capacity to take these fixed income securities. Additionally, the rating agencies' sudden and drastic actions in downgrading securities have exacerbated these problems by triggering covenant violations and margin calls and creating even more supply in a very thin market.
>
> * * *
>
> At the annual shareholder meeting for our closed end funds just four weeks ago, we talked about the distinction between Net Asset Value (NAV) and market value. At that time, market values on all the funds had dropped to be more in line with the underlying NAV, or market value of the securities held in the portfolio. ***In the past few weeks there has been***

> ***more volatility and downward pressure on the NAVs as a result of the difficulties in valuing these securities.*** Unlike stocks that trade openly on exchanges and whose value can easily be determined at any point of the day, mortgage-related securities and CDOs trade via individual bids and offers made on trading desks across Wall Street. As I mentioned earlier, the spreads between bid and offer prices continue to widen.
>
> The lower valuations are no longer just showing up in the sub-prime mortgage securities as we have seen the pressure move further up the credit ladder to impact even AAA-rated bonds. Every fixed income security is subject to being devalued in this market, without regard to credit quality. Even bonds which continue to meet their payment schedules are under pricing pressure now. Commercial and corporate credit are feeling the crunch, and it is even beginning to touch stock values.

On this news, the price of RSF, RMH, and RMA shares fell from a closing price of $8.03, $8.38, and $8.47 per share, respectively, on August 9, 2007, to close two trading days later at $6.75, $7.11, $7.13, respectively, on August 13, 2007.

66. On August 14, 2007, after the market closed, each of the Funds filed a Current Report with the SEC on Form 8-K revealing that they had retained an independent valuation consultant to assist in determining the value of the Funds' portfolio because "[r]ecent instability in the markets for fixed income securities, particularly mortgage-backed and asset-backed securities, has made it more difficult to obtain realistic values for some of the Fund's portfolio securities."

67. The statements in ¶¶ 64-66 were materially false and misleading, and defendants knew or recklessly disregarded the statements as such, because of the following reasons:

(a) Defendants failed to exercise good faith in determining the fair value of the Funds' investments in securities for which market quotations were not available or appeared inaccurate;

(b) The Funds' investments in securities for which market quotations were not available or appeared inaccurate were not valued at fair value;

(c) The Funds' net assets were overstated and, as a result, the Funds' daily reported NAV was also overstated;

(d) Defendants misclassified certain of the Funds' investments as "investment grade"; and

(e) The Funds' made investments in violation of their respective investment limitations.

68. On August 29, 2007, each of RMA, RMH, and RSF filed a Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company with the SEC on Form N-Q for the quarter ending June 30, 2007. In the Quarterly Schedules, each of the Funds reported their respective investments in asset-backed and mortgage-backed securities, among other securities; the principal amount/shares of the investments; the cost of the investments; and the value of the investments, as follows, in relevant part:

RMA, RSF, and RMH Portfolios of Investments as of June 30, 2007			
Fund	**% of Net Assets**	**Cost**	**Value**
RMA:			
Asset Backed Securities:			
- Investment Grade	22.6%	93,563,745	90,948,627
- Below Investment Grade or Unrated	33.1	170,198,135	133,179,478
Mortgage Backed Securities:			
-Investment Grade	5%	$25,755,071	$20,154,092
-Below Investment Grade or Unrated	12%	$54,369,376	$48,261,407
Total Investments	135.7%	$600,977,054	$545,603,234
Net Assets:	N/A	N/A	$401,989,268
RSF:			
Asset Backed Securities:			
- Investment Grade	27.7%	$98,161,205	$93,793,159

- Below Investment Grade or Unrated	28.8%	$128,000,510	$97,724,663
Mortgage Backed Securities:			
-Investment Grade	6.9%	$34,647,252	$23,453,309
-Below Investment Grade or Unrated	12.2%	$48,852,708	$41,546,555
Total Investments	139.9%	$530,052,854	$474,253,849
Net Assets	N/A	N/A	$339,030,874
RMH:			
Asset Backed Securities:			
- Investment Grade	20%	$61,139,377	$58,673,492
- Below Investment Grade or Unrated	34.4%	$128,395,823	$100,657,000
Mortgage Backed Securities:			
-Investment Grade	6.1%	$24,100,830	$18,046,735
-Below Investment Grade or Unrated	11.5%	$41,300,340	$33,617,646
Total Investments	137.6%	$450,272,685	$403,292,448
Net Assets	N/A	N/A/	$293,072,243

69. In addition, the Quarterly Schedules contained a section entitled "Investment Valuations" that was substantially similar to the section set forth in ¶ 59 herein.

70. The Quarterly Schedule also revealed that the Funds' had violated their respective investment limitations with respect the concentration of investments in a single industry. According to Bloomberg, as of June 30, 2007, RMA, RSF, and RMH had invested 53.14%, 53.95%, and 51.26 %, respectively, of their assets in the Mortgage industry. Defendants misrepresented the extent and nature of the Funds' investments in the Mortgage industry, in part, by classifying certain mortgage-backed securities as "asset-backed securities."

71. On October 11, 2007, at a Luncheon Address at the 2007 ICI Closed End Fund Workshop, Andrew J. Donohue, the Director of the Division of Investment Management at the SEC, voiced concerns regarding the valuation of closed-end funds and noted that accurate valuation was "critically important" to avoid precisely the problems presented by defendants' wrongful conduct. Specifically, Director Donahue stated, in relevant part, as follows:

II. Valuation

I would like to focus, however, on valuation issues. Valuation may not be the first compliance issue you think of when you consider closed end funds — but it is critical nonetheless. Calculating an accurate net asset value is important for any investment company — whether a mutual fund or a closed end fund. One of the hallmarks of the fund industry is the unrelenting commitment to mark to market and fair value, as necessary, in order to value a fund as accurately as possible.

I have a concern, however, that some fund complexes — and perhaps some fund boards — may worry less about the valuation of portfolio securities owned by closed end funds than mutual funds. The logic seems to be that accurate valuation for closed end funds is less important than it is for mutual funds because closed end fund shares are purchased and sold at market prices and not at net asset value. However, my staff and I believe that accurately valuing portfolio securities by closed end funds is critically important for several reasons.

First, closed end fund market prices correlate, at least to some extent, with closed end funds' NAVs. Thus NAVs can affect the market prices at which closed end fund investors purchase and redeem shares. Consequently, it is essential that a closed end fund's NAV be accurate.

Second, investment advisory and other asset based fees are calculated on the basis of a closed end fund's NAV, not its market price. Thus, NAVs must be calculated accurately so that funds pay the correct amount in fees.

The third concern relates to misleading statements. Closed end funds typically publish their NAVs. Miscalculated NAVs can be materially misleading statements, potentially subjecting the fund, its managers and/or its board to liability.

The fourth concern comes directly from the Investment Company Act itself. The Act has very particular provisions regarding the valuation of a fund's assets, including the role of the board in determining the fair value of a security for which market quotations are unavailable. The Act does *not* exclude closed end funds from this requirement. It is a statutory mandate.

My concerns regarding the accurate valuation of portfolio securities owned by closed end funds have only been heightened by recent events in the subprime market, and their widespread effect on the broader market. Certainly, market events are impacting many of the securities held by closed end funds. Fund boards and fund managers cannot turn a blind eye to this impact when assessing the net asset values of their closed end funds' shares.

> Similarly, to the extent that closed end funds may invest more of their assets in less liquid securities than mutual funds do, closed end funds may face a greater valuation challenge. In general, there is a close relationship between the liquidity of a portfolio security and the ease with which the security may be valued. If a security trades in a liquid market, there is a strong likelihood that current market quotations will be readily available and can be used to value the security. Conversely, quotations for a security traded in an illiquid market are often difficult to obtain. Therefore, further consideration should be given to whether market quotations are readily available and thus whether a security should be assigned a fair value.

72. On October 17, 2007, *The Wall Street Journal* published an article entitled "Behind Subprime Woes, A Cascade of Bad Bets --- One Loan's Journey Shows Culture of Risk; The Fall of Fund Whiz," that profiled Kelsoe and his risky investments in subprime mortgages on behalf of the Funds and other Morgan Keegan Funds. The article dubbed Kelsoe as "once a star mutual-fund manager . . . [who] has hit a career low as defaults on subprime mortgages decreased the value of his investments." According to the article, Kelsoe's purported investment success "brought him a bit of celebrity. He appeared on CNBC, was quoted in The Wall Street Journal and gave investing lectures at universities." Kelsoe's high-risk bets in mortgage-backed securities, including "Soundview 2005-1 trust," turned sour as borrowers began to default on their mortgage loans:

> Through various of his funds, Mr. Kelsoe invested nearly $8 million in one of the Soundview 2005-1 trust's riskiest pieces. The B-3 tranche, as it was called, offered a return of at least 3.25 percentage points above the London interbank offered rate -- a key short-term rate at which banks lend to each other. But if borrowers like Mr. Rodriguez began to default on their loans, any losses exceeding 1.25% of the entire loan pool could eat into the value of the B-3 tranche.
>
> * * *
>
> Other borrowers in the Soundview trust also began to default on their loans. By June 2007, defaults had afflicted 3.44% of the loan pool, more than triple the level of a year earlier, according to people familiar with the trust's finances. About four in 10 loans were at least 30 days in arrears -- all in a period during which the U.S. economy was growing at a healthy pace and unemployment was low.

> Because Mr. Kelsoe's investment in the B-3 tranche was so sensitive to losses, its market price plunged. In fact, as trading in subprime-backed securities dried up amid a broader panic, Mr. Kelsoe, like other investors with subprime holdings, had difficulty figuring out what the investments were worth.
>
> At the end of June, the latest information available, Mr. Kelsoe's funds reported an estimated market value of the Soundview investment that was 35% below what they had paid.

73. According to their respective Quarterly Schedule of Portfolio Holdings for the period ending June 30, 2007, Kelsoe had purchased Soundview 2005-1 trust for each of the Funds' portfolio as follows: each of RMA, RSF, and RMH held a principal amount per shares of $2 million, $2 million, and $1 million, respectively. As of June 30, 2007, these holdings of Soundview 2005-1 trust were valued at $1.3 million (RMA), $1.3 million (RSF), and $650,000 (RMH). The Funds apparently sold these investments at a loss by September 30, 2007.

74. In September 2007, RMA, RSF, and RMH each paid a dividend of $0.12 per share, lower than the $0.14 per share dividend defendants projected in July 2007. By February 2008, the monthly dividends paid by the Funds had been reduced to $0.08 per share.

75. In a letter to shareholders dated November 7, 2007, Kelsoe commented on the worsening conditions in the credit markets and acknowledged that "our portfolios have been pressured across the board." In a section of the letter entitled, "What exactly do you invest in?", Kelsoe explained that a large portion of the Funds' portfolios were invested in structured finance fixed income securities collateralized by mortgage-related securities. According to Kelsoe, the mortgage-backed securities had declined in value because of "uncertainty regarding real estate" and illiquidity in the secondary market for the securities. In the letter, Kelsoe stated, in relevant part, as follows:

Since my last communication on August 10, 2007 the credit markets have remained under pressure as spreads continue to widen, and economic uncertainty, driven by the deteriorating housing market and high energy prices, weighs on investors minds. Over recent weeks the major rating agencies have cut ratings on various investments backed by mortgages as the housing picture becomes more and more uncertain. Also, during the last few weeks many investment banks and commercial banks have taken large write downs of their real estate related holdings to reflect these deteriorating conditions.

Certainly some sectors have been more affected than others; one example in the headlines are CDO's. A key component that drives CDO pricing is the likelihood that future cash flows will continue to be received by various credit layers of the CDO in a timely manner. Certain events, such as downgrades, can cause a CDO manager or trustee to view the likelihood of cash flows to be lower than previously expected. This potential loss of cash flow to the lower-rated tranches will obviously be a catalyst for weaker prices of the bonds from these tranches. And when these events take place in an already illiquid market, such as the current one, the downward pressure on market pricing is considerably magnified.

With all this as a backdrop, our portfolios have been pressured across the board. Many of our holdings are in the form of structured finance created with real-estate related securities as collateral; other areas of structured finance categories include corporate bonds and loans, equipment leases and commercial real estate. Even the asset classes that are performing well have been severely devalued due to the CDO packaging. We have no crystal ball of what the future holds but continue to diligently manage the portfolios in the difficult environment.

In an effort to publish information beneficial to our shareholders in this uncertain time below we have provided information to general questions related to the funds:

What exactly do you invest in?

Our investment objectives are clearly stated in the prospectus of each fund, but in general, we have always invested a large portion of our portfolios in "structured finance" fixed income securities. Without going into great detail explaining structured finance, it is a fair assumption to say the weakness in the portfolios relates to this area of investment. A large portion of structured finance securities are created with mortgage related securities as the underlying collateral. In the current market, uncertainty regarding real estate has caused these securities to decline in value. To compound the problem the secondary market in which these securities trade has become very illiquid. The primary market makers in this space had been the large "wire house" broker/dealers. In the current environment the dealers are long (own) enormous amounts of these deals that they are still trying to sell. Suffice it to say, the main participants in the secondary market are all sellers at this point.

The net asset values of the funds appear to decline everyday. Can you explain?

Part of the explanation is in our answer above. The worries regarding the real estate market are weighing on the perceived value of the securities we hold. The illiquidity of the secondary market for many of the securities we hold also is a contributing factor to the declining net asset value. Like all financial markets there must be a buyer for every seller. In the current market, many of the normal dealers (many have been in the news taking write-downs on their balance sheets) that typically provide the trading liquidity of these securities are no longer providing such liquidity. In many cases where there is no trading activity, bonds fall into a vacuum and are valued based on models projecting future cash flows. There are no optimistic projections at this time!

* * *

How much of the portfolio's are related to subprime?

Below is the actual exposure to subprime mortgage related investments for each portfolio as of September 30, 2007:

MKHIX	MKIBX	MSTBX	RMH	RSF	RMA	RHY
14.1%	16.9%	5.1%	8.4%	10.4%	10.5%	11.4%

Despite this news, Kelsoe assured that "the earnings [of the Funds] are not dramatically different than they were over the past three to six months." On November 7, 2007, RMA, RSF, and RMH closed at $4.55, $4.35, and $4.61 per share, respectively, compared to $4.68, $4.52, and $4.83, per share, respectively, on the previous trading day.

76. The statements in ¶¶ 69, 70, and 75 were materially false and misleading, and defendants knew or recklessly disregarded the statements as such, because of the following reasons:

(a) Defendants failed to exercise good faith in determining the fair value of the Funds' investments in securities for which market quotations were not available or appeared inaccurate;

(b) The Funds' investments in securities for which market quotations were not available or appeared inaccurate were not valued at fair value;

(c) The Funds' net assets were overstated and, as a result, the Funds' daily reported NAV was also overstated; and

(d) Defendants misclassified certain of the Funds' investments as "investment grade."

77. On December 5, 2007, the last day of the Class Period, the Funds filed a Certified Shareholder Report with the SEC which included a copy of their Semi-Annual Report for the six months ended September 30, 2007 ("Semi-Annual Report"). In the Semi-Annual Report, the Funds disclosed the magnitude of the problems in valuing the Funds' investment portfolio – according to the Report, approximately 55.3%, 54.5%, and 55.7% of the total investments of RMA, RMH, and RSF, respectively, required fair valuation as of September 30, 2007. In addition, unlike in earlier reports, defendants specifically identified the securities requiring fair valuation, many of which were mortgage-backed and asset-backed securities. The Report revealed that the Funds' investments in these securities, when valued at fair value, had suffered significantly losses as follows:

RMA, RSF, and RMH Portfolios of Investments as of September 30, 2007

Fund	% of Net Assets	Cost	Value
RMA:			
Asset Backed Securities:			
- Investment Grade	19.5%	$83,199,182	$48,022,313
- Below Investment Grade or Unrated	26.6%	$139,468,200	$65,562,270

Mortgage Backed Securities:			
-Investment Grade	6.1%	$21,234,054	$15,034,342
-Below Investment Grade or Unrated	8%	$43,800,756	$19,722,789
Total Investments	131%	$490,370,872	$322,685,701
Net Assets:	N/A	N/A	$246,356,749
RSF:			
Asset Backed Securities:			
- Investment Grade	25.2%	$88,452,538	$53,565,795
- Below Investment Grade or Unrated	23.1%	$104,375,671	$49,246,402
Mortgage Backed Securities:			
-Investment Grade	9.4%	$28,127,392	$19,995,963
-Below Investment Grade or Unrated	8.4%	$38,259,946	$18,063,727
Total Investments	136%	$431,446,197	$289,479,669
Net Assets	N/A	N/A	$212,928,655
RMH:			
Asset Backed Securities:			
- Investment Grade	18.1%	$60,187,138	$32,657,116
- Below Investment Grade or Unrated	27.1%	$103,470,747	$48,628,957
Mortgage Backed Securities:			
-Investment Grade	7.2%	$20,193,215	$12,956,002
-Below Investment Grade or Unrated	7.7%	$29,412,431	$13,760,409
Total Investments	131.7%	$364,554,815	$236,654,699
Net Assets	N/A	N/A	$179,696,218

78. The Funds' investments in asset-backed securities, in particular, had plummeted in value: for example, RMA's investments in purported "invest-grade" asset-backed securities were valued at approximately 97.2% of their costs ($93,563,745) as of June 30, 2007. As of September 30, 2007, these investments were valued at ***merely 57.7%*** of their costs ($83,199,182). Similarly, the investments of RSF and RMH in similar securities had also declined in value to 60.5% and 54.2% of their respective costs as of September 30, 2007, compared to 95.5% and 95.9% of their respective costs as of December 31, 2006.

79. The Funds suffered even greater losses on its investments in below investment grade or unrated asset-backed securities: for example, as of June 30, 2007, RMA's investments in the securities were valued at approximately 78.2% of their costs ($170,198,135). As of September 30, 2007, the investments were valued at ***merely 47.0%*** of their costs ($139,468,200). Similarly, the investments of RSF and RMH in similar securities had also declined in value to 47.1% and 46.9% of their respective costs as of September 30, 2007, compared to 76.3% and 78.3% of their respective costs as of June 30, 2007.

80. In addition, the value of the Funds' investments in below investment grade or unrated mortgage-backed securities had also declined significantly: as of September 30, 2007, RMA's, RSF's, and RMH's investments in these securities were valued at 45.0%, 47.2%, and 46.7% of their respective costs, compared to 88.7%, 85.0%, and 81.3% of their respective costs as of June 30, 2007.

81. Remarkably, even though the value of the Funds' investments in certain securities had been written-down significantly, defendants continued to classify them as "investment grade." For example, RMA's investment of $1,904,039 principal amount per share of "E-Trade CDO I 2004-1A, 2.000% 1/10/40," a CDO, was valued at $1,632,714 as of June 30, 2007. Although the same investment was valued at $742,575 as of September 30, 2007, it was still reported as "investment grade."

82. In sum, the value of the total investments of RMA, RSF, and RMH as of September 30, 2007, was 65.8%, 67.0%, 64.9% of their respective costs. In comparison, as of June 30, 2007, the total investments of RMA, RSF, and RMH were valued at 90.7%, 89.4%, and 89.5% of their respective costs.

83. In reaction to this news, the price of RMA, RSF, and RMH shares declined from a closing price of $5.18, $4.96, and $5.17 per share, respectively, on December 5, 2007, to close at $5.10, $4.93, and $5.12 per share, respectively, on the next trading day. By December 20, 2007, the share price of RMA, RSF, and RMH had fallen to $4.27, $4.09, and, $4.31 per share, respectively. Between July 13, 2007 and December 6, 2007, the price of RMA, RMH, and RSF, fell 53.3%, 53.2%, and 52.5%, respectively.

84. On February 28, 2008, each of the Funds filed with the SEC a Quarterly Schedule of Portfolio Holdings for the quarterly period ending December 31, 2007 which revealed further losses on its investments as follows:

RMA, RSF, and RMH Portfolios of Investments as of December 31, 2007			
Fund	**% of Net Assets**	**Cost**	**Value**
RMA:			
Asset Backed Securities:			
- Investment Grade	10.3%	$67,189,398	$16,641,731
- Below Investment Grade or Unrated	15.9%	$114,688,221	$25,768,159
Mortgage Backed Securities:			
-Investment Grade	23.2%	$42,325,483	$37,562,893
-Below Investment Grade or Unrated	8%	$41,194,089	$12,910,928
Total Investments	144.1%	$457,670,608	$233,244,745
Net Assets:	N/A	N/A	$161,923,156
RSF:			
Asset Backed Securities:			
- Investment Grade	13.1%	$64,960,024	$17,544,220
- Below Investment Grade or Unrated	14%	$92,283,013	$18,812,148
Mortgage Backed Securities:			
-Investment Grade	22.1%	$32,976,116	$29,680,256
-Below Investment Grade or Unrated	8.8%	$35,585,640	$11,805,311
Total Investments	139.4%	$378,979,749	$187,056,827
Net Assets	N/A	N/A	$134,154,638
RMH:			

Asset Backed Securities:			
- Investment Grade	7.2%	$42,608,957	$8,294,84
- Below Investment Grade or Unrated	14.9%	$86,394,544	$17,160,007
Mortgage Backed Securities:			
-Investment Grade	18.6%	$27,551,340	$21,502,914
-Below Investment Grade or Unrated	8.4%	$28,040,661	$9,719,103
Total Investments	128.3%	$315,993,800	$148,232,722
Net Assets	N/A	N/A	$115,495,986

85. Again, defendants specifically identified in each of the Quarterly Schedules the many securities requiring fair valuation.

86. In addition, the Quarterly Schedule demonstrated that the value of the Funds' investments in asset-backed securities had fallen even further. For example, as of December 31, 2007, the investments of RMA, RSF, and RMH in purported "invest-grade" asset-backed securities were valued at merely 24.7%, 22.4%, and 19.4% of their respective costs, compared to 57.7%, 60.5%, and 54.2%, respectively, as of September 30, 2007. With respect to below investment grade or unrated asset-backed securities, the investments of RMA, RSF, and RMH in these securities had also fallen to 22.4%, 20.3%, and 19.8% of their respective costs as of December 31, 2007, compared to 47.0%, 47.1%, and 46.9%, respectively, as of September 30, 2007.

87. In addition, the decline in the value of the Funds' investments in below investment grade or unrated mortgage-backed securities was particularly significant: RMA's, RSF's, and RMH's investments in these securities were valued at 31.3%, 33.1%, and 34.6% of their respective costs as of December 31, 2007, compared to 45.0%, 47.2%, and 46.7% of their respective costs, as of September 30, 2007.

88. Again, although the value of the Funds' investments in certain securities had been written-down significantly, defendants continued to classify them as "investment grade." For example, even though RMA's investment in a principal amount per share of $1,904,039 of E-Trade CDO I 2004-1A, 2.000% 1/10/40 was fair valued at $318,925 as of December 31, 2007 – nearly half its value as of September 30, 2007, defendants continued to classify it as "investment grade."

89. In sum, the value of the total investments of RMA, RSF, and RMH as of December 31, 2007 was 50.9%, 49.3%, and 46.9% of their respective costs. In comparison, as of September 30, 2007, the total investments of RMA, RSF, and RMH were valued at 65.8%, 67.0%, and 64.9% of their respective costs.

THE FUNDS' GAAP VIOLATIONS

90. The Funds' annual reports contained false financial reports through improper accounting entries that inflated the Funds' reported asset valuations.

91. The Funds' financial statements were not a fair presentation of their results and were presented in violation of Generally Accepted Accounting Principles ("GAAP") and SEC rules.

92. GAAP are those principles and accounting standards recognized by the accounting profession as the conventions, rules and procedures necessary to define accepted accounting practice at a particular time. SEC Regulation S-X (17 C.F.R. §210.4-01(a)(1)) states that financial statements filed with the SEC which are not prepared in compliance with GAAP are presumed to be misleading and inaccurate, despite footnote or other disclosure. Regulation S-X requires that interim financial statements must also comply with GAAP, with the exception that interim financial statements need not include disclosure which would be duplicative of disclosures accompanying annual financial statements. 17 C.F.R. §210.10-01(a).

93. Under GAAP, the Funds were required to write-down to fair value any investments that were impaired.

94. Specifically, the Funds were required under Financial Accounting Standards 115 ("FAS 115") to write-down the value of its investments in debt securities in the event of "other than temporary" impairments. FAS 115 provides guidance as to the classification of all investments in debt securities (as well as investments in equity securities that have readily determinable fair values).[2] Under FAS 115, an enterprise must determine whether a decline in fair value below amortized cost for an individual available-for-sale or held-to-maturity security is "other-than-temporary" such that, for example, "it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition." If an "other-than-temporary" impairment has occurred, the cost basis of the security must be written down to fair value and the enterprise must include the amount of the write-down in its earnings as a realized loss.

95. In addition, FAS 115 states that a "significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee," a "significant adverse change in the regulatory, economic, or technological environment of the investee" or a "significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates" can indicate impairment. *See* FAS 115-1.

[2] FAS 115 sets forth three categories of debt securities: (1) "held-to-maturity securities," which the enterprise has the positive intent and ability to hold at maturity; (2) "trading securities," which the enterprise buys and holds principally to sell in the near term; and (3) "available-for-sale securities," those that do not fall into either of the former two categories.

96. The Funds indicated in their Semi-Annual and Annual Reports that they had adopted and complied with these fair valuation principles and standards, claiming that they comprised the Funds' most significant accounting policies, as follows:

> ***Investment Valuations***—Investments in securities listed or traded on a securities exchange are valued at the last quoted sales price on the exchange where the security is primarily traded as of close of business on the New York Stock Exchange, usually 4:00 p.m. Eastern Time, on the valuation date. Equity securities traded on the Nasdaq Stock Market are valued at the Nasdaq Official Closing Price ("NOCP") provided by Nasdaq each business day. The NOCP is the most recently reported price as of 4:00:02 p.m. Eastern Time, unless that price is outside the range of the "inside" bid and asked price (i.e., the bid and asked prices that dealers quote to each other when trading for their own accounts); in that case, Nasdaq will adjust the price to equal the inside bid or asked price, whichever is closer. Because of delays in reporting trades, the NOCP may not be the last trade to occur before the market closes. Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price.
>
> Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities (including U.S. government securities, listed corporate bonds, other debt and asset-backed securities, and unlisted securities) are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than 60 days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of 60 days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of Morgan Asset
>
> Management, Inc. (the "Adviser") does not represent market value. Investments in open-end registered investment companies, if any, are valued at net asset value ("NAV") as reported by those investment companies. Foreign securities denominated in foreign currencies, if any, are translated from the local currency into U.S. dollars using current exchange rates.
>
> Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of each Fund's Board of Directors. The values assigned to fair valued investments are based on available information and

> do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material. Certain debt securities held by the Funds are valued on the basis of prices provided by primary market dealers. The prices provided by primary market dealers may differ from the value that would be realized if the securities were sold.

97. In violation of GAAP and their own stated policy, the Funds failed to properly value the asset-backed and mortgage-backed securities in its investment portfolios and, as a result, the value of the Funds' assets were overstated. Under FAS 115, the Funds should have written down the value of their mortgage-backed securities and asset-backed securities by the beginning of the Class Period. By that time, the ABX Index, a widely-recognized indicator of the fair value of mortgage-backed securities, had declined significantly, signaling more than a temporary impairment of the Funds' investments in those securities.

98. In their Semi-Annual Report (for the six months ending September 30, 2007), the Funds revealed the magnitude of the problems in determining the fair value of their respective investments in asset-backed and mortgage-backed securities. In the Semi-Annual Report, the Funds disclosed that the value of their respective investments in these securities had significantly declined and that more than 50% of their securities portfolios required fair valuation.

99. Due to these accounting improprieties, the Funds presented their financial results and statements in a manner which violated GAAP, including the following fundamental accounting principles:

(a) The principle that interim financial reporting should be based upon the same accounting principles and practices used to prepare annual financial statements was violated (APB No. 28, ¶10);

(b) The principle that financial reporting should provide information that is useful to present and potential investors and creditors and other users in making rational investment, credit and similar decisions was violated (FASB Statement of Concepts No. 1, ¶34);

(c) The principle that financial reporting should provide information about the economic resources of an enterprise, the claims to those resources, and effects of transactions, events and circumstances that change resources and claims to those resources was violated (FASB Statement of Concepts No. 1, ¶40);

(d) The principle that financial reporting should provide information about how management of an enterprise has discharged its stewardship responsibility to owners (stockholders) for the use of enterprise resources entrusted to it was violated. To the extent that management offers securities of the enterprise to the public, it voluntarily accepts wider responsibilities for accountability to prospective investors and to the public in general (FASB Statement of Concepts No. 1, ¶50);

(e) The principle that financial reporting should provide information about an enterprise's financial performance during a period was violated. Investors and creditors often use information about the past to help in assessing the prospects of an enterprise. Thus, although investment and credit decisions reflect investors' expectations about future enterprise performance, those expectations are commonly based at least partly on evaluations of past enterprise performance (FASB Statement of Concepts No. 1, ¶42);

(f) The principle that financial reporting should be reliable in that it represents what it purports to represent was violated. That information should be reliable as well as relevant is a notion that is central to accounting (FASB Statement of Concepts No. 2, ¶¶58-59);

(g) The principle of completeness, which means that nothing is left out of the information that may be necessary to insure that it validly represents underlying events and conditions was violated (FASB Statement of Concepts No. 2, ¶79); and

(h) The principle that conservatism be used as a prudent reaction to uncertainty to try to ensure that uncertainties and risks inherent in business situations are adequately considered was violated. The best way to avoid injury to investors is to try to ensure that what is reported represents what it purports to represent (FASB Statement of Concepts No. 2, ¶¶95, 97).

100. Further, the undisclosed adverse information is the type of information which, because of SEC regulations, regulations of the national stock exchanges and customary business practice, is expected by investors and securities analysts to be disclosed and is known by corporate officials and their legal and financial advisors to be the type of information which is expected to be and must be disclosed.

PRICEWATERHOUSECOOPERS' PARTICIPATION IN THE FALSE E AND DEFECTIVE REGISTRATION STATEMENTS AND PROSPECTUSES

101. PwC was engaged by the Funds to provide independent auditing and accounting services. PwC provided auditing services to the Funds in connection with their Annual Report. PwC examined and opined on the financial statements of the Funds.

102. In connection with its audit and review of the Funds' finances and operations, PwC had virtually unlimited access to information in the companies' books and records and was knowledgeable about the Funds' business and operations. As a result, PwC knew or should have known that the Funds' securities portfolio were not valued at fair value and that the Funds' investments had experienced other than temporary impairments.

103. PwC consented to the inclusion of its unqualified opinions on the Funds' financial statements included in their annual reports filed with the SEC, which reports PwC knew, or should have known, were materially false. Despite PwC's failure to perform its services to the Funds with due care and competence, the Funds' Boards of Directors declined to terminate PwC as the "independent" auditor.

104. With respect to the Funds' financial statements for the fiscal year ending March 31, 2007, PwC represented, in a report dated May 21, 2007, the following:

> In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations, of changes in net assets, of cash flows and the financial highlights present fairly, in all material respects, the financial position of RMK Advantage Income Fund, Inc., RMK High Income Fund, Inc., RMK Multi-Sector High Income Fund, Inc. and RMK Strategic Income Fund, Inc. (hereafter referred to as the "Funds") at March 31, 2007, and the results of each of their operations, the changes in each of their net assets, the results of each of their cash flows and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at March 31, 2007 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

105. PwC's report represented its audit was in conformity with the PCAOB. Had PwC actually performed the audit according to PCAOB standards, the deterioration in the value of the investments would have been evident such that an unqualified report could not have been issued. It would have been evident that the Funds' financial statements and

associated information were materially false and misleading because, among other things, they were not prepared in accordance with GAAP. Nevertheless, PwC provided unqualified opinions that the Funds' financial statements were valid and accurate.

106. PwC's failure to adequately perform its audit procedures resulted in false and misstated financial statements. Due to PwC's false statements and failure to identify and modify its reports to identify the Funds' false financial reporting, PwC violated the following GAAS standards:

(a) The first general standard is that the audit should be performed by persons having adequate technical training and proficiency as auditors.

(b) The second general standard is that the auditors should maintain an independence in mental attitude in all matters relating to the engagement.

(c) The third general standard is that due professional care is to be exercised in the performance of the audit and preparation of the report.

(d) The first standard of field work is that the audit is to be adequately planned and that assistants should be properly supervised.

(e) The second standard of field work is that the auditor should obtain a sufficient understanding of internal controls so as to plan the audit and determine the nature, timing and extent of tests to be performed.

(f) The third standard of field work is that sufficient, competent, evidential matter is to be obtained to afford a reasonable basis for an opinion on the financial statements under audit.

(g) The first standard of reporting is that the report state whether the financial statements are presented in accordance with GAAP.

(h) The second standard of reporting is that the report shall identify circumstances in which GAAP has not been consistently observed.

(i) The third standard of reporting is that informative disclosures are regarded as reasonably adequate unless otherwise stated in the report.

(j) The fourth standard of reporting is that the report shall contain an expression of opinion or the reasons why an opinion cannot be expressed.

SCIENTER

107. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding the Funds, their control over, and/or receipt and/or modification of the Funds' allegedly materially misleading misstatements and/or their associations with the Funds which made them privy to confidential proprietary information concerning the Funds, participated in the fraudulent scheme alleged herein.

108. During the Class Period, defendants were motivated to engage in the illegal and fraudulent conduct alleged herein in order to reap millions of dollars in advisory, management, and administrative fees based on the artificially inflated valuations of the Funds' net assets. As detailed above, the Individual Defendants, as officers and directors of the Funds, were privy to confidential financial information concerning the Funds' business, financial

condition and future business prospects and outlook. In this capacity, the Individual Defendants had access to material, nonpublic information concerning the Funds' true financial condition.

109. Defendants also knew or recklessly disregarded available information indicating that the Funds' investments in certain securities should have been written down by the beginning of the Class Period. For example, by December 2006, the ABX.HE Index, a widely recognized key indicator of the value of subprime mortgage-backed securities and collateralized debt obligations, had declined significantly. On December 8, 2006, *Reuters* reported, "Increasing concerns that defaults on the riskiest residential loans will accelerate in 2007 have pushed the main index of subprime mortgage securities to its lowest level since inception." The article noted as well that "[v]olatility in the ABX Index, popular with investors including hedge funds as a way to hedge their real estate-related investments, has surged in recent weeks as subprime lenders shuttered businesses and underlying loans default at an alarming rate."

110. Defendants were aware of the ABX.HE Index and its significance. In a letter to the Funds' shareholders dated July 13, 2007, defendant Kelsoe noted that "[p]art of the sub-prime volatility is to be expected, but I believe the volatility has been exacerbated by the ABX index trading in connection with sub-prime bonds. We have seen dramatically wider spreads in all mortgage-related securities."

111. The ABX.HE Index's sharp decline at the beginning of the Class Period should have alerted defendants to the need to record impairment of its securities investments according to applicable accounting rules relating to impairments of debt securities in portfolio holdings.

LOSS CAUSATION/ECONOMIC LOSS

112. Defendants' wrongful conduct, as alleged herein, directly and proximately caused the damages suffered by plaintiff and the Class.

113. During the Class Period, plaintiff and the Class purchased securities of the Funds at artificially inflated prices and were damaged thereby. The price of the Funds' shares declined when the misrepresentations made to the market, and/or the information alleged herein to have been concealed from the market, and/or the effects thereof, were revealed, causing investors' losses.

FIRST CLAIM

For Violation of § 10(b) of the Exchange Act and Rule 10b-5 Against All Defendants

114. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

115. During the Class Period, defendants carried out a plan, scheme and course of conduct that was intended to and, throughout the Class Period, did: (i) deceive the investing public regarding the Funds' business, operations, management and the intrinsic value of the Funds shares; (ii) enable Company insiders, including defendants, to reap significant advisory, management, and administrative fees from the Funds while in possession of material adverse non-public information about the Funds; and (iii) cause plaintiff and other members of the Class to purchase the Funds securities at artificially inflated prices.

116. In furtherance of this unlawful scheme, plan and course of conduct, defendants, jointly and individually (and each of them) took the actions set forth herein. Defendants (a) employed devices, schemes, and artifices to defraud; (b) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not

misleading; and (c) engaged in acts, practices, and a course of conduct that operated as a fraud and deceit upon the purchasers of the Funds' shares in an effort to maintain artificially high market prices for the Funds' shares in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued either as primary participants in the wrongful and illegal conduct charged herein or as controlling persons as alleged below.

117. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the business, operations and future prospects of the Funds as specified herein.

118. These defendants employed devices, schemes and artifices to defraud, while in possession of material adverse non-public information and engaged in acts, practices, and a course of conduct as alleged herein in an effort to assure investors of the Funds' value and performance and continued substantial growth, which included the making of, or the participation in the making of, untrue statements of material facts and omitting to state material facts necessary in order to make the statements made about the Funds and its business operations and future prospects in the light of the circumstances under which they were made, not misleading, as set forth more particularly herein, and engaged in transactions, practices and a course of conduct that operated as a fraud and deceit upon the purchasers of the Funds shares during the Class Period.

119. Each of the Individual Defendants' primary liability, and controlling person liability, arises from the following facts: (i) the Individual Defendants were high-level executives and/or directors at the Funds during the Class Period and members of the Funds' management team or had control thereof; (ii) each of these defendants, by virtue of his

responsibilities and activities as a senior officer and/or director of the Funds, was privy to and participated in the creation, development and reporting of the Funds' internal budgets, plans, projections and/or reports; (iii) each of these defendants enjoyed significant personal contact and familiarity with the other defendants and was advised of and had access to other members of the Funds' management team, internal reports and other data and information about the Funds' finances, operations, and sales at all relevant times; and (iv) each of these defendants was aware of the Funds' dissemination of information to the investing public, which they knew or recklessly disregarded was materially false and misleading.

120. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly for the purpose and effect of concealing the Funds' operating condition and future business prospects from the investing public and supporting the artificially inflated price of their shares. As demonstrated by defendants' overstatements and misstatements of the Funds' business, operations and earnings throughout the Class Period, defendants, if they did not have actual knowledge of the misrepresentations and omissions alleged, were reckless in failing to obtain such knowledge by recklessly refraining from taking those steps necessary to discover whether those statements were false or misleading.

121. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the Funds shares was artificially inflated during the Class Period. In ignorance of the fact that market prices of the Funds' publicly traded shares were artificially inflated, and relying directly

or indirectly on the false and misleading statements made by defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the Funds shares during the Class Period at artificially high prices and were damaged thereby.

122. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class and the marketplace known the truth regarding the problems that the Funds was experiencing, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their the Funds shares, or, if they had acquired such shares during the Class Period, they would not have done so at the artificially inflated prices that they paid.

123. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

124. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Funds' shares during the Class Period.

SECOND CLAIM

For Violation of § 20(a) of the Exchange Act Against All Defendants

125. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

126. The Individual Defendants acted as controlling persons of the Funds within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their high-level positions, and their ownership and contractual rights, participation in and/or awareness of the Funds' operations and/or intimate knowledge of the false financial statements filed by the Funds with the SEC and disseminated to the investing public, the Individual Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Funds, including the content and dissemination of the various statements that plaintiff contends are false and misleading. The Individual Defendants were provided with or had unlimited access to copies of the Funds' reports, press releases, public filings and other statements alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

127. In particular, each of these defendants had direct and supervisory involvement in the day-to-day operations of the Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

128. As set forth above, the Funds and the Individual Defendants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of the Funds' shares during the Class Period.

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action, designating plaintiff as Lead Plaintiff and certifying plaintiff as a class representative under Rule 23 of the Federal Rules of Civil Procedure and plaintiff's counsel as Lead Counsel;

(b) Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

(d) Awarding extraordinary, equitable and/or injunctive relief as permitted by law, equity and the federal statutory provisions sued hereunder, pursuant to Rules 64 and 65 and any appropriate state law remedies to assure that the Class has an effective remedy; and

(e) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff demands a trial by jury.

Dated: April 4, 2008

LIEFF, CABRASER, HEIMANN, & BERNSTEIN, LLP

By: s/ Mark P. Chalos

Mark P. Chalos, #19328
One Nashville Place
150 Fourth Ave. N., Ste. 1650
Nashville, TN 37219-2423
Telephone: (615) 313-9000

LIEFF, CABRASER, HEIMANN, & BERNSTEIN, LLP
Steven E. Fineman
780 Third Avenue, 48th Floor
New York, NY 10017
Telephone: (212) 355-9500

LIEFF, CABRASER, HEIMANN, & BERNSTEIN, LLP
Richard M. Heimann
Sharon M. Lee
275 Battery Street, 30th Floor
San Francisco, CA 94111
Telephone: (415) 956-1000

Counsel for Plaintiff

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE
WESTERN DIVISION

C. FRED DANIELS, as Trustee *ad Litem* for THE HAROLD G. MCABEE FAMILY TRUST; for THE JAMES M. CAIN MARITAL TRUST; for THE LEROY MCABEE, SR. FAMILY FOUNDATION TRUST; for KPS GROUP, INC. PROFIT SHARING RETIREMENT PLAN; and for a CLASS OF ALL SIMILARLY SITUATED TRUSTS AND CUSTODIAL ACCOUNTS, TOGETHER WITH THEIR RESPECTIVE TRUSTEES, REPRESENTATIVES, AND FIDUCIARIES,

Plaintiffs,

v.

MORGAN KEEGAN & CO., INC.,
MORGAN ASSET MANAGEMENT, INC.,
REGIONS FINANCIAL CORPORATION,
MK HOLDING, INC.,
CARTER E. ANTHONY,
ALLEN B. MORGAN, JR.,
JOSEPH C. WELLER,
JAMES STILLMAN R. MCFADDEN,
ARCHIE W. WILLIS, III,
MARY S. STONE,
W. RANDALL PITTMAN,
J. KENNETH ALDERMAN,
J. THOMPSON WELLER,
CHARLES D. MAXWELL,
JAMES C. KELSOE, JR.,
DAVID H. TANNEHILL,
WILLIAM JEFFRIES MANN,
JAMES D. WITHERINGTON,
R. PATRICK KRUCZEK,
DAVID M. GEORGE,
JACK R. BLAIR,
ALBERT C. JOHNSON,
MICHELE F. WOOD,
BRIAN B. SULLIVAN,
THOMAS R. GAMBLE,
RMK ADVANTAGE INCOME FUND, INC., and
PRICEWATERHOUSECOOPERS LLP,

Defendants.

No. ______________

CLASS ACTION

JURY DEMAND

COMPLAINT

INTRODUCTION

1. This is an action by Plaintiffs on behalf of a Class of all trusts (the "Trusts") and custodial accounts (the "Custodial Accounts") and their respective trustees, representatives, and fiduciaries: (a) for which Regions Bank is a trustee or a directed trustee, custodian, or agent; (b) that purchased, otherwise acquired, or held, one or more classes of shares in the RMK Advantage Income Fund, Inc. ("RMA" or the "Fund") during the period from December 6, 2004 through February 6, 2008 (the "Class Period"); and (c) which are effectively excluded from, or are inadequately protected by, previously-filed Class Actions (as defined in the "Amended Order Appointing Trustee *ad Litem*" attached to this Complaint as Exhibit A and incorporated by reference). Plaintiffs bring this action against the Fund's investment advisor, its officers and directors, its accounting firm, and other affiliated defendants for violations of the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Company Act of 1940 (the "Investment Company Act").

2. Plaintiff Daniels (defined below), by and through the undersigned attorneys, brings this action based upon the investigation conducted by and through Daniels and Plaintiffs' counsel as to the matters alleged below, which included, without limitation, analysis of publicly available news articles and reports, public filings with the Securities and Exchange Commission ("SEC"), review of various web sites and internet information sources (including the Morgan Keegan website), news reports, press releases and other matters of public record, prospectuses, Statements of Additional Information, annual and semi-annual reports issued by and on behalf of the Fund, sales materials, and upon information and belief.

3. As set forth more fully below, the prospectuses and registration statements and other public filings pursuant to which the Fund was sold to the public during the Class Period and

the public filings, reports and information released to the public during the Class Period contained material misrepresentations and/or failed to disclose numerous material facts, including the following:

(a) The nature and extent of the risk associated with the securities in which the assets of the Fund were concentrated;

(b) The extent to which the Fund was invested in illiquid securities of uncertain and potentially volatile value -- investments which in the event of a forced sale would quite likely bring far less than the prices at which they were valued by the Fund;

(c) The Fund was investing heavily in complex new investment structures as to which data was very difficult to obtain, the risk and fair value of which were extremely difficult to assess, and which had never been tested in a down market cycle;

(d) The substantial illiquidity of the Fund meant that if it became necessary for the Fund to sell assets, the manager would likely have to sell first the few lower-risk, liquid assets held by the Fund, thus penalizing those who remained in the Fund; and

(e) The Fund was investing the majority of its assets in subprime, illiquid, and/or untested investment structures (which ultimately resulted in the Fund losing vastly more in the year 2007 than any other fund in its fund category);

(f) The Fund was investing heavily in assets that could not be valued based on readily available market quotations and was therefore being subjectively valued under "fair valuation" procedures;

(g) The Fund's Board of Directors was not discharging its legal responsibilities with respect to "fair valuation" of the Fund's assets and had abdicated those

(h) The Fund was sold to the public as a fund committed to "value-oriented" investing, when in truth it did not employ "value-investing" strategies to a significant extent;

(i) The Fund was marketed as a fund employing different investment strategies than other funds managed by Morgan Management, but in fact was managed by the same portfolio managers and all utilized highly similar strategies and bought many of the same or similar investments, which created an enhanced risk for the Fund in the event that the assets lost value and/or it became necessary to sell such investments;

(j) The Fund was investing heavily in assets backed by non-conforming mortgages that did not comply with FNMA and FHLMC standards and were much riskier than conforming mortgages;

(k) The Fund's performance results prior to 2007 were attributable to the Fund's excessive concentration in subprime, illiquid, and/or untested investment structures;

(l) Defendants misrepresented and/or failed to disclose the extent of the Fund's losses in asset-backed securities, mortgage-backed securities and other investments; and

(m) Defendants misled investors into believing a significant amount of the Fund's investments in asset-backed securities and mortgage-backed securities were high quality by incorrectly categorizing them as "investment grade."

JURISDICTION AND VENUE

4. This Court has subject matter jurisdiction over this action pursuant to Section 22 of the Securities Act, 15 U.S.C. § 77v, Section 27 of the Exchange Act, 15 U.S.C. § 78aa, Section 44 of the Investment Company Act, 15 U.S.C. 80a-43, and 28 U.S.C. §§ 1331 and 1337.

5. Venue properly lies in this Court pursuant to Section 22 of the Securities Act, Section 27 of the Exchange Act, Section 44 of the Investment Company Act and 28 U.S.C. § 1391(a) because a substantial part of the events and omissions giving rise to Plaintiffs' claims occurred in this District.

6. Venue is also proper under Section 22 of the Securities Act, Section 27 of the Exchange Act, Section 44 of the Investment Company Act, and 28 U.S.C. § 1391(b) because most of the defendants have principal places of business in this District or reside in this District.

7. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mail, interstate telephone communications and the facilities of the national securities markets.

PARTIES

8. Regions Bank is the trustee of the Trusts, and the directed trustee, agent, or custodian of the Custodial Accounts, that purchased, otherwise acquired, or held, shares of the Fund during the Class Period.

9. Perceiving at least a potential conflict between its interests as a defendant in one or more of the Class Actions (and as an affiliate of other defendants in the Class Actions) on the one hand, and its interests and duties as a fiduciary for the Trusts and Custodial Accounts that purchased, otherwise acquired, or held, shares of the Fund on the other, Regions Bank petitioned

the Judge of Probate of Jefferson County, Alabama for an order appointing a Trustee *ad Litem* for the limited and specific purposes of monitoring, evaluating, and participating in the Class Actions and taking any and all appropriate actions on behalf of the Trusts and the Custodial Accounts relating to the Fund. The Court granted that petition. A copy of the resulting Amended Order Appointing Trustee *ad Litem* (the "Appointment Order") is attached to this Complaint as Exhibit A and incorporated herein by reference.

10. The Appointment Order appoints Plaintiff C. Fred Daniels ("Daniels") as Trustee *ad Litem*. Daniels files this action in his capacity as Trustee *ad Litem*: for the Howard G. McAbee Family Trust; for the James M. Cain Marital Trust; for the Leroy McAbee, Sr. Family Foundation Trust; and for the KPS Group, Inc. Profit Sharing Retirement Plan (collectively, the "Representative Plaintiff Trusts"), and for a Class of all Trusts and Custodial Accounts (and their respective trustees, representatives, and fiduciaries): (a) for which Regions Bank is a trustee or a directed trustee, custodian, or agent; (b) that purchased, otherwise acquired, or held, one or more classes of shares of the Fund during the Class Period; and (c) which are effectively excluded from, or are inadequately protected by, previously-filed Class Actions.

11. By filing this action, neither Daniels nor the Representative Plaintiff Trusts acknowledge, contend, or assert that any of the Representative Plaintiff Trusts or other Trusts or Custodial Accounts (or their respective trustees, representatives, and fiduciaries) included in the Class defined above are in fact excluded from any previously-filed Class Action. Rather, this action is filed to further the purposes of the Appointment Order, i.e., ensure that the interests of the Trusts and Custodial Accounts (and their respective trustees, representatives, and fiduciaries) are adequately protected.

12. Defendant RMK Advantage Income Fund, Inc. is a closed-end management investment company incorporated in the State of Maryland that invests primarily in debt securities. Its shares trade on the New York Stock Exchange under the symbol RMA.

13. Defendant Morgan Asset Management, Inc. ("Morgan Management"), is a registered investment adviser that managed and advised the Fund at all times relevant herein. Morgan Management is headquartered in Birmingham, Alabama, with a principal office in Memphis, Tennessee. Morgan Management is a wholly owned subsidiary of MK Holding, Inc. Morgan Management charged the Fund and received management fees based on the average daily net assets of the Fund.

14. Defendant Regions Financial Corporation ("Regions"), a Delaware corporation, is a regional financial holding company. The Fund's shares were marketed, offered and sold by and through Regions and its subsidiaries.

15. Defendant Morgan Keegan & Company, Inc. ("Morgan Keegan"), a wholly owned subsidiary of Regions, is a full service securities broker/dealer that purports to provide personalized investment services to its clients from over 400 offices in 19 states, and is headquartered in Memphis, Tennessee. Morgan Keegan acted as underwriter and distribution agent with respect to the Fund's shares sold during the Class Period. Morgan Keegan sold and received commissions on the sale of shares of the Fund. Morgan Keegan also provided an employee to serve as the Fund's Chief Compliance Officer and, pursuant to a Fund Accounting Service Agreement, provided portfolio accounting services to the Fund for an annual fee based on the average daily net assets of the Fund.

16. Defendant MK Holding, Inc. ("Holding"), is a wholly owned subsidiary of Regions and is the parent company of Morgan Management.

17. Defendant Allen B. Morgan, Jr. ("Morgan"), was during the Class Period a director of the Fund. During the Class Period, he also served as a Director and Vice-Chairman of Regions and as a Director of Morgan Management, and Chairman and Executive Managing Director of Morgan Keegan. Defendant Morgan signed the Fund's registration statement and/or amendments thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

18. Defendant Carter E. Anthony ("Anthony") was during the Class Period an officer of the Fund. Additionally, Anthony was President and Chief Investment Officer of Morgan Management. Defendant Anthony signed the Fund's registration statement and/or amendments thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

19. Defendant Joseph C. Weller ("Weller") co-founded Morgan Keegan. Weller was Vice Chairman of Morgan Keegan and Treasurer of the Fund until November 2006. Weller also served as Chief Financial Officer of Morgan Keegan. Defendant Joseph Weller signed the Fund's registration statement and/or amendments thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

20. Defendant James Stillman R. McFadden ("McFadden") was during the Class Period a director of the Fund. Defendant McFadden signed the Fund's registration statement and/or amendments thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

21. Defendant Archie W. Willis, III ("Willis") was during the Class Period a director of the Fund. Defendant Willis signed the Fund's registration statement and/or amendments

thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

22. Defendant Mary S. Stone ("Stone") was during the Class Period a director of the Fund. Defendant Stone signed the Fund's registration statement and/or amendments thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

23. Defendant W. Randall Pittman ("Pittman") was during the Class Period a director of the Fund. Defendant Pittman signed the Fund's registration statement and/or amendments thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

24. Defendant J. Kenneth Alderman ("Alderman") was during the Class Period a director of the Fund. Defendant Alderman has been CEO of Morgan Management since 2002. Defendant Alderman signed the Fund's registration statement and/or amendments thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

25. Defendant J. Thompson Weller ("JT Weller") is, and at all relevant times was, Managing Director and Controller of Morgan Keegan. Defendant JT Weller signed the Fund's registration statement and/or amendments thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

26. Defendant Brian B. Sullivan ("Sullivan") has served as President and Chief Investment Officer of Morgan Management since 2006.

27. Defendant Charles D. Maxwell ("Maxwell") is, and during the Class Period was, Secretary and Assistant Treasurer of the Fund and has served as Executive Managing Director,

Chief Financial Officer, Treasurer and Secretary of Morgan Keegan since 2006. Defendant Maxwell signed the Fund's registration statement and/or amendments thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

28. Defendant James C. Kelsoe, Jr. ("Kelsoe") is, and at all relevant times was, Senior Portfolio Manger of the Fund and of Morgan Management.

29. Defendant David H. Tannehill ("Tannehill") is and was during the Class Period a Portfolio Manager of the Fund and of Morgan Management.

30. Defendant Michele F. Wood ("Wood") has been during the Class Period and since 2006 Chief Compliance Officer of the Fund, Chief Compliance Officer of Morgan Management and Senior Vice President of Morgan Management.

31. Defendant Jack R. Blair ("Blair") was during the Class Period a director of the Fund. Defendant Blair signed the Fund's registration statement and/or amendments thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

32. Defendant Albert C. Johnson ("Johnson") was during the Class Period a director of the Fund. Defendant Johnson signed the Fund's registration statement and/or amendments thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

33. Defendant William Jeffries Mann ("Mann") was during the Class Period a director of the Fund. Defendant Mann signed the Fund's registration statement and/or amendments thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

34. Defendant Thomas R. Gamble ("Gamble") was, at all relevant times, Vice President of the Fund and has served as an executive at Regions since 1981.

35. Defendant James D. Witherington, Jr. ("Witherington") was during the Class Period a director of the Fund. Defendant Witherington signed the Fund's registration statement and/or amendments thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

36. Defendant R. Patrick Kruczek ("Kruczek") was during the Class Period a director of the Fund. Defendant Kruczek signed the Fund's registration statement and/or amendments thereto effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

37. Defendant David M. George ("George") was during the Class Period Chief Compliance Officer of the Fund and also served as Chief Compliance Officer of Morgan Management and a Senior Vice President of Morgan Keegan.

38. The defendants referred to in ¶¶17–37 above are referred to herein as the "Individual Defendants."

39. Defendant PricewaterhouseCoopers LLP ("PWC") is an accounting firm with offices in Tennessee and throughout the country. PWC was engaged by the Fund to provide independent auditing and accounting services. PWC certified financial statements in a number of registration statements, prospectuses, reports and public filings filed by the Fund that were effective during the Class Period and/or with respect to which Plaintiffs and the Plaintiff Class can trace their purchases in the Fund.

40. Defendants either participated, directly or indirectly, in the wrongful conduct alleged herein; combined to engage in the wrongful transactions and dealings alleged herein;

knew, or in the exercise of reasonable care, should have known, of the misrepresentations and omissions of material facts, or recklessly caused such misrepresentations or omissions of material facts to be made; or benefited from the wrongful conduct alleged.

41. Because of the Individual Defendants' positions with the Fund, they had access to the adverse undisclosed information about its business, operations, products, operational trends, financial statements, markets and present and future business prospects via access to internal corporate documents (including the Fund's operating plans, budgets and forecasts and reports of actual operations compared thereto), conversations and connections with other corporate officers and employees, attendance at management and Board of Directors meetings and committees thereof and via reports and other information provided to them in connection therewith.

42. It is appropriate to treat the Individual Defendants as a group for pleading purposes and to presume that the false, misleading and incomplete information conveyed in the Fund's public filings, press releases and other publications as alleged herein are the collective actions of the narrowly defined group of defendants identified above. Each of the above officers of the Fund, by virtue of their high-level positions with the Fund, directly participated in the management of the Fund, was directly involved in the day-to-day operations of the Fund at the highest levels and was privy to confidential proprietary information concerning the Fund and its business, operations, products, growth, financial statements, and financial condition, as alleged herein. Said defendants were involved in drafting, producing, reviewing and/or disseminating the false and misleading statements and information alleged herein, were aware, or recklessly disregarded, that the false and misleading statements were being issued regarding the Fund, and approved or ratified these statements, in violation of the federal securities laws.

43. As officers and controlling persons of investment management companies whose shares are registered with the SEC pursuant to the Exchange Act, and traded on the New York Stock Exchange (the "NYSE"), and governed by the provisions of the federal securities laws, the Individual Defendants each had a duty to disseminate promptly, accurate and truthful information with respect to the Fund's financial condition and performance, growth, operations, financial statements, business, products, markets, management, earnings and present and future business prospects, and to correct any previously issued statements that had become materially misleading or untrue, so that the market price of the Fund's publicly traded shares would be based upon truthful and accurate information. The Individual Defendants' misrepresentations and omissions during the Class Period violated these specific requirements and obligations.

44. The Individual Defendants participated in the drafting, preparation, and/or approval of the various public and shareholder and investor reports and other communications complained of herein and were aware of, or recklessly disregarded, the misstatements contained therein and omissions therefrom, and were aware of their materially false and misleading nature. Because of their Board membership and/or executive and managerial positions with the Fund, each of the Individual Defendants had access to the adverse undisclosed information about the Fund's business prospects and financial condition and performance as particularized herein and knew (or recklessly disregarded) that these adverse facts rendered the positive representations made by or about the Fund and its business issued or adopted by the Fund materially false and misleading.

45. The Individual Defendants, because of their positions of control and authority as officers and/or directors of the Fund, were able to and did control the content of the various SEC filings, press releases and other public statements pertaining to the Fund during the Class Period.

Each Individual Defendant was provided with copies of the documents alleged herein to be misleading prior to or shortly after their issuance and/or had the ability and/or opportunity to prevent their issuance or cause them to be corrected. Accordingly, each of the Individual Defendants is responsible for the accuracy of the public reports and releases detailed herein and is therefore primarily liable for the representations contained therein.

46. Each of the defendants is liable as a participant in a fraudulent scheme and course of conduct that operated as a fraud or deceit on purchasers of the Fund shares by disseminating materially false and misleading statements and/or concealing material adverse facts. The scheme: (i) deceived the investing public regarding the Fund's business, operations, management and the intrinsic value of the Fund's shares; (ii) enabled defendants to reap millions of dollars in advisory, management and administrative fees while in possession of material adverse non-public information about the Fund; and (iii) caused plaintiffs and other members of the Class to purchase the Fund's shares at artificially inflated prices.

STATEMENT OF FACTS

The Fund

47. RMA is a closed-end management investment company that commenced operations on November 8, 2004. According to RMA's Prospectus and Statement of Additional Information filed with the SEC on November 10, 2004, RMA's primary investment objective is to seek a high level of current income by investing a majority of its total assets in below investment grade debt securities offering attractive yield and capital appreciation potential. The Fund also may invest up to 15% of its total assets in foreign debt and equity securities and up to 25% of its total assets in domestic equity securities, including common and preferred stocks. The Fund invests in below investment grade debt securities, or "junk bonds," including corporate

bonds, mortgage-backed and asset-backed securities and municipal and foreign government obligations, as well as securities of companies in bankruptcy reorganization proceedings or otherwise in the process of debt restructuring. The Fund may also invest in other securities providing the potential for high income or a combination of high income and capital growth, including preferred stock and other equity-related securities. The Fund's average effective portfolio maturity is between 3 and 15 years.

48. The Fund is required to comply with investment limitations set forth in its Prospectus and Statement of Additional Information. One such limitation restricts the Fund from purchasing the securities of any issuer (other than securities issued or guaranteed by the U. S. government or any of its agencies or instrumentalities) if, as a result, 25% or more of the Fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.

49. According to the Fund's Prospectus and Statement of Additional Information, this investment limitation is "only applied immediately after, and because of, an investment or a transaction by the Fund to which the limitation is applicable...any later increase or decrease resulting from a change in values, net assets or other circumstances will not be considered in determining whether the investment complies with the Fund's investment limitations."

The Fund's Catastrophic Crash

50. In the year 2007, the Fund experienced a meltdown of unprecedented proportions. The total annual loss of the Fund for the year 2007 was -56.9%.[1]

51. This enormous loss was not caused primarily by an economic downturn, the subprime crisis, or other economic factors. This assertion is confirmed by the performance of the

[1] This figure reflects the change in the fund's net asset value, including dividends paid. The share price decline of the Fund during 2007 was significantly worse than the figure set forth above.

investment indices by which the Fund measured itself and by the performance of other funds in its category. For 2007, the Lehman Brothers U.S. High Yield Index was up 1.87%.

52. Similarly, the performance of other high income funds in 2007 was dramatically different from the catastrophic performance of the Fund. The RMK funds were by far the worst performing funds.

53. The astonishing meltdown of the Fund was caused by its extreme over-concentration in securities that were very high-risk and illiquid, by the Fund's failure to value its assets at reasonable fair value prior to the third quarter of 2007, and by the failure of the Fund to disclose properly all material risks and the true facts.

54. As more particularly alleged herein, the substantial majority of the Fund's assets were invested in (i) new and complex structured investments that had never been tested in a down market cycle, the risk of which could not be reasonably evaluated, and the value of which could not be fairly ascertained, and (ii) collateralized investments backed by subprime or other low quality mortgages that did not conform to FNMA and FHLMC standards and were much riskier than conforming mortgages.

55. Under federal law, the fair value of securities as to which market quotations are not readily available must be determined in good faith by the board of directors of an investment company. Under SEC requirements, "fair value" must be based on what a fund could reasonably expect to obtain for the securities upon their "current sale."

56. Prior to the third quarter of 2007, the Fund reported valuations of its assets which improperly assumed that highly illiquid assets could be liquidated on a current basis at the values paid by the Fund and/or did not reasonably discount asset value based on illiquidity issues. These actions were reckless, violated SEC requirements, and were not disclosed to investors.

57. Although subprime concerns and other economic events in 2007 had some effect on the Fund, the magnitude of the Fund's losses was completely outside the range of the losses, if any, experienced by other high income and intermediate income funds.

58. The disproportionate, adverse effect of economic events on the Fund could not reasonably have been foreseen or anticipated by persons investing in the Fund, in view of the Fund's misleading disclosures and its failure to disclose the extent to which the securities held in their portfolios were vulnerable to market events and the risks inherent in such holdings. The disproportionate effect of economic events on the Fund, however, could and should reasonably have been foreseen and anticipated by defendants, given the magnitude of illiquid securities in the Fund's portfolio, defendants' knowledge of the speculative nature of the pricing of assets in the Fund, and prior events that have affected niches of the fixed income securities markets.

59. The investment strategies employed by the Fund were far more risky than disclosed. For example, no other similar bond fund invested as heavily in recently developed, structured financial instruments as did the Fund. On July 19, 2007, Bloomberg News quoted defendant James Kelsoe, senior portfolio manager of the Fund, as having an "intoxication" with such securities. Bloomberg further reported that an analyst at Morningstar, Inc., the mutual fund research firm, noted that "[a] lot of mutual funds didn't own much of this stuff" and that Kelsoe was "the one real big exception."

60. On July 13, 2007, the "Annual Meeting for Shareholders of RMK Closed-End Funds" was held, at which defendant Kelsoe made the following comments:

> The fiscal year ending March 31, 2007, proved to be a challenging year for the four closed-end funds (RMH, RSF, RMA and RHY). There were three key influences that impacted the overall performance of the funds.
>
> – Rising short term interest rates

– Extremely tight spreads in credit markets

– Volatility in sub-prime mortgage markets

* * *

Clearly the most dramatic factor impacting the last quarter was the volatility in the sub-prime mortgage market. As late as calendar year-end 2006, the sub-prime market appeared to be liquid and orderly. By mid-February, the outlook was getting shaky and, by March, the market underwent a tremendous shock as sub-prime, home equity, and all collateralized lending came under stress because of the slowing housing market. Much of what is now occurring in the mortgage-backed securities market is reminiscent of what occurred in the corporate bond market five to six years ago when the corporate implosions of Enron, WorldCom, HealthSouth, Adelphia and the like had a ripple effect throughout the entire corporate bond sector. Part of the sub-prime volatility is to be expected, but I believe the volatility has been exacerbated by the ABX index trading in connection with sub-prime bonds. We have seen dramatically wider spreads in all mortgage-related securities.

* * *

Our funds are unique to other closed-end funds as each have, since their inception, traded at substantial premiums over net asset value. A high premium to NAV, i.e. 20-30%, does increase the likelihood of market price volatility.

On the bright side, I am happy to tell you that earnings have improved since last year. Late last year our earnings were slightly below our dividend rate, but this year earnings are back up to and in some cases slightly above the dividend rate. We have been able to improve our earnings by redeploying cash in this buyer's market.

We have not experienced an elevated or unusually high level of defaults. With high yielding investing, some defaults are always to be expected. That is the nature of the types of investments we hold. We simply can not get a high dividend yield by buying Treasuries. Defaults have not been a problem thus far, cash flows continue to look promising, and earnings continue to come in at or above our expectations to date.

* * *

Have you experienced a higher than normal default rate on the securities in the funds' portfolios?

We have somewhere around a 2% default rate now in our portfolio - that is within a normal, expected range for a high yield portfolio. Today, Treasuries are yielding 5% while our funds are yielding 11-12%, so you should understand that we have to take some risks to create those levels of income.

Do you feel confident that dividends will remain at current levels?

I see our monthly cash flows, and we are earning the $0.14 dividend. During calendar year 2007, earnings have covered the dividend payouts, and I expect that to continue. The Board will meet next month to declare the dividends for September, October, and November. While I can not tell you what will happen next month, I will say our earnings for the year are on track with expectations.

* * *

What opportunities do you see in the coming year?

Anytime you see an asset class sell off or run way up, it generally creates buying or selling opportunities. That's just the sort of situation we try to capitalize on. More specifically, one area that has held up well but come under pressure as of late is the corporate sector. I see opportunity in some CDOs (collateralized debt obligations which may include any type of debt instrument). We will be looking at collateral that we are comfortable with, perhaps 2003, 2004, or even 2005 issues, but nothing in 2006 or later. Also, the 2001-2002 vintages are selling at substantial discounts to par. I think that much of the risk has now been priced in, so we are looking for corporate or secured loans in a CDO format that have gotten really beaten up.

61. Then, on August 10, 2007, Kelsoe wrote a letter to investors, stating in part:

Because the investment environment is changing so rapidly, I felt it appropriate to provide our shareholders with an update on the impact these conditions are having on the four RMK closed end funds, as well as the RMK Select High Income and Intermediate open end funds.

* * *

> In my opinion, the de-leveraging, or sell-off of securities, by hedge funds and other financial institutions has created an excessive supply of all types of fixed income securities. This oversupply has pressured the balance sheets of all of Wall Street such that bid/offer spreads have widened and liquidity has dramatically declined over the last 30 to 60 days. Not only is supply higher than demand, but it exceeds the capacity to take these fixed income securities. Additionally, the rating agencies' sudden and drastic actions in downgrading securities have exacerbated these problems by triggering covenant violations and margin calls and creating even more supply in a very thin market.
>
> * * *
>
> Unlike stocks that trade openly on exchanges and whose value can easily be determined at any point of the day, mortgage-related securities and CDOs trade via individual bids and offers made on trading desks across Wall Street. As I mentioned earlier, the spreads between bid and offer prices continue to widen.
>
> The lower valuations are no longer just showing up in the sub-prime mortgage securities as we have seen the pressure move further up the credit ladder to impact even AAA-rated bonds. Every fixed income security is subject to being devalued in this market, without regard to credit quality. Even bonds which continue to meet their payment schedules are under pricing pressure now. Commercial and corporate credit are feeling the crunch, and it is even beginning to touch stock values.

62. In mid-August, 2007, the Fund made several SEC filings disclosing asset liquidity problems and difficulties in obtaining realistic values for some of the Fund's securities. These SEC filings also stated that the Fund was unable to file certified shareholder reports on a timely basis and had retained a valuation consultant to assist in determining the fair value of the Fund's securities.

63. On October 4, 2007, Morgan Keegan Select Fund, Inc., another high income fund managed by defendant Kelsoe, which contained very similar holdings, filed its annual report with the SEC. The following day, *The Wall Street Journal* reported that the Regions Morgan Keegan Select High Income and Intermediate Fund (funds managed similarly to the Fund) had to value

60% and 50% of their assets, respectively, at fair value since market values were not readily available. In connection with that article, defendant Kelsoe told the *Journal* that "What was an ocean of liquidity has quickly become a desert."

64. The following day, on October 5, 2007, in an article entitled "Mutual Fund Opens a Sub-prime Window - Regions Morgan Keegan Says One Is Down 35%; Pinch of Net Redemptions," *The Wall Street Journal* reported as follows:

> The annual report filed yesterday for the Regions Morgan Keegan Select High Income Fund offers a rare window into how mutual-fund firms are reporting and valuing their holdings in the wake of this summer's sub-prime mortgage crisis. Few funds have been hit harder than the High Income Fund since troubles surfaced with sub-prime mortgages a few months ago. The fund focuses on junk-rated issues and makes investments in areas like corporate bonds, mortgage-backed securities and other structured finance vehicles. Its big stake in lower-rated home equity and mortgage-related asset-backed securities came under particular stress this summer as bond markets were roiled with concerns over such investments.
>
> Yesterday's filing provides details on how fair values were determined on certain assets, which became necessary as trading for them dried up over the summer. Factors like types of securities, cost at the date of purchase, interest rate changes, and collateral quality were considered.
>
> The filing was delayed and an independent valuation consultant was retained to help with the determinations. Estimates for securities making up about 60% of the High Income Fund's net assets and 50% of the Regions Morgan Keegan Select Intermediate Bond Fund's net assets had to be based on fair value, since market values weren't readily available.
>
> The annual report that covers these funds also outlines some important steps taken by the funds' adviser and affiliates to help cope with recent losses. These include stepping in to buy about $55.2 million in shares of the High Income Fund and $30 million in the Intermediate Bond Fund from the beginning of July to the end of August to help provide liquidity.
>
> The High Income Fund is down about 35% this year, and is at the bottom of the junk-bond fund category for the one-, three-

and five-year annual performance periods, illustrating how recent events are starting to tarnish even manager Jim Kelsoe's impressive long-term record.

"What was an ocean of liquidity has quickly become a desert," Mr. Kelsoe writes in a discussion of fund performance. He says that while the fund's use of mortgage-backed and other structured finance instruments has generally served it well since its 1999 inception, now "basic credit measures have eroded to varying degrees" and prices for the securities have declined sharply. The report includes financial results for the year through June for three funds and updates on certain events since then.

Net redemptions have been a main challenge for the fund and could hurt the "possibility of a meaningful recovery" if it has to sell troubled positions at lowered prices, according to a recent Morningstar analysis. The High Income Fund has about $420 million in assets, from over $1 billion earlier this year, according to Morningstar.

"These conditions have presented the best opportunities to buy assets" since the fund's inception, Mr. Kelsoe writes. But he notes that the fund's first goals include reducing volatility and redeploying cash into investments that can help it regain some net asset value.

65. Finally, on November 7, 2007, Kelsoe wrote a letter to investors, stating in part:

Since my last communication on August 10, 2007 the credit markets have remained under pressure as spreads continue to widen, and economic uncertainty, driven by the deteriorating housing market and high energy prices, weighs on investors minds. Over recent weeks the major rating agencies have cut ratings on various investments backed by mortgages as the housing picture becomes more and more uncertain. Also, during the last few weeks many investment banks and commercial banks have taken large write downs of their real estate related holdings to reflect these deteriorating conditions.

Certainly some sectors have been more affected than others; one example in the headlines are CDOs. A key component that drives CDO pricing is the likelihood that future cash flows will continue to be received by various credit layers of the CDO in a timely manner. Certain events, such as downgrades, can cause a CDO manager or trustee to view the likelihood of cash flows to be lower than previously expected. This potential loss of cash flow to the lower-rated tranches will obviously be a catalyst for weaker prices of the bonds from these tranches. And when these events take place in an already illiquid market, such as the current one, the downward pressure on market pricing is considerably magnified.

With all this as a backdrop, our portfolios have been pressured across the board. Many of our holdings are in the form of structured finance created with real estate related securities as collateral; other areas of structured finance categories include corporate bonds and loans, equipment leases and commercial real estate. Even the asset classes that are performing well have been severely devalued due to the CDO packaging. We have no crystal ball of what the future holds but continue to diligently manage the portfolios in the difficult environment.

In an effort to publish information beneficial to our shareholders in this uncertain time below we have provided information to general questions related to the funds:

What exactly do you invest in?

Our investment objectives are clearly stated in the prospectus of each fund, but in general, we have always invested a large portion of our portfolios in "structured finance" fixed income securities. Without going into great detail explaining structured finance, it is a fair assumption to say the weakness in the portfolios relates to this area of investment. A large portion of structured finance securities are created with mortgage related securities as the underlying collateral. In the current market, uncertainty regarding real estate has caused these securities to decline in value. To compound the problem the secondary market in which these securities trade has become very illiquid. The primary market makers in this space had been the large "wire house" broker/dealers. In the current environment the dealers are long (own) enormous amounts of these deals that they are still trying to sell. Suffice it to say, the main participants in the secondary market are all sellers at this point.

The net asset values of the funds appear to decline everyday. Can you explain?

Part of the explanation is in our answer above. The worries regarding the real estate market are weighing on the perceived value of the securities we hold. The illiquidity of the secondary market for many of the securities we hold also is a contributing factor to the declining net asset value. Like all financial markets there must be a buyer for every seller. In the current market, many of the normal dealers (many have been in the news taking write-downs on their balance sheets) that typically provide the trading liquidity of these securities are no longer providing such liquidity. In many cases where there is no trading activity, bonds fall into a vacuum and are valued based on models projecting future cash flows. There are no optimistic projections at this time!

* * *

How much of the portfolio's are related to sub-prime?

Below is the actual exposure to sub-prime mortgage related investments for each portfolio as of September 30, 2007:

MKHIX	MKIBX	MSTBX	RMH	RSF	RMA	RHY
14.1%	16.9%	5.1%	8.4%	10.4%	10.5%	11.4%

66. Thus, the extraordinary decline in the Fund's asset values and share prices during the Class Period was caused by actions and omissions of the defendants and their failure to make timely and accurate disclosures to the Plaintiff Class.

Misrepresentations And Omissions In The Fund's SEC Filings

67. The prospectus and registration statement pursuant to which the Fund was sold to the public during the Class Period contained material misrepresentations and/or failed to disclose numerous material facts, including the following:

(a) The nature and extent of the uniquely risky securities in which these funds were investing;

(b) The extent to which the Fund was invested in illiquid securities of uncertain and potentially volatile value -- investments which in the event of a forced sale would quite likely bring far less than the prices at which they were valued by these funds;

(c) The Fund was heavily investing in complex new investment structures as to which data was very difficult to obtain, the risk and fair value of which were extremely difficult to assess, and which had never been tested in a down market cycle;

(d) The substantial illiquidity of the Fund meant that. if it became necessary to sell assets, the manager would likely have to sell first the few lower-risk, liquid assets held by the Fund, thus penalizing those who remained in the Fund;

(e) The Fund was investing heavily, and to an extent exceptional in the income fund industry, in subprime, illiquid, and/or untested investment structures than any other funds in its fund category;

(f) The Fund was investing heavily in assets that could not be valued based on readily available market quotations and were therefore being subjectively valued under "fair valuation" procedures;

(g) The Fund was marketed as a different fund employing a different investment strategy, but in fact the same portfolio manager managed six funds that all utilized highly similar strategies and bought many of the same or similar investments, which created an enhanced risk for each fund in the event that the assets lost value and/or it became necessary to sell such investments;

(h) The Fund invested heavily in assets backed by non-conforming mortgages that did not comply with FNMA and FHLMC standards and were much riskier than conforming mortgages; and

(i) The Fund lacked adequate procedures and controls to prevent the portfolio manager from investing excessively in illiquid securities.

68. In addition, the Fund was presented to the investing public as a different fund that employed different investment strategies. In truth, however, it was managed almost identically, with highly similar asset allocations and individual securities holdings. This reality was not disclosed in the registration statement and prospectus filed by the Fund.

69. Because of the highly correlated portfolios, investors who purchased more than one of the funds assuming that they were thereby diversifying and reducing overall risk, were in fact not doing so.

70. Also, the registration statement and prospectus filed by the Fund represented that it would invest in a wide range of securities, which would contribute to a more stable net asset value, would not invest more than 25% of its total assets in the securities of companies in the same industry, and would pursue a value investing strategy. In fact, however, the investments of the Fund in securities tied to the mortgage industry exceeded 25%. This fact was never disclosed in the Fund's SEC filings.

71. The Fund's registration statements and prospectuses also failed to disclose that its Board of Directors was not discharging it legal responsibilities with respect to "fair valuation" of the Fund's assets and that "fair valuation" decisions were being made by the Fund's investment advisor, which had an inherent and undisclosed conflict of interest because its compensation was based on the amount at which the Fund's assets were valued.

72. Also, the Fund was sold to the public as a fund committed to value-oriented investing, when in truth it did not employ value-investing strategies.

DEFENDANTS' FALSE AND MISLEADING STATEMENTS ISSUED DURING THE CLASS PERIOD

73. On February 28, 2007, RMA filed a Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company with the SEC on Form N-Q for the quarter ending December 31, 2006. In the Quarterly Schedules, the Fund reported its investments in asset-backed and mortgage-backed securities, among other securities; the principal amount/shares of the investments; the cost of the investments; and the value of the investments, as follows, in relevant part:

RMA Portfolio of Investments as of December 31, 2006			
	% of Net Assets	Cost	Value
Asset Backed Securities:			
- Investment Grade	14.8%	$62,705,487	$62,851,378
- Below Investment Grade or Unrated	35.9%	$160,684,178	$152,133,510
Mortgage Backed Securities:			
-Investment Grade	5.7%	$26,702,226	$24,039,542
-Below Investment Grade or Unrated	13.4%	$58,330,889	$56,961,663
Total Investments	134.1%	$586,467,263	$568,581,196
Net Assets:	N/A	N/A	$423,843,876

74. The Quarterly Report contained a section entitled "Investment Valuations" that stated that the Fund's advisors would, under the direction of the Fund's Board of Directors, exercise "good faith in determining the fair value of any securities for which market quotations were not available or appear inaccurate and, further, that such determinations would be made" based on available information, as follows:

> Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are ***valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of the Company's Board of Directors. The values assigned to fair valued investments are based on available information*** and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material. [Emphasis added.]

As demonstrated herein, this statement was materially false and misleading because defendants failed to consider available information, such as the steep downturn of the ABX.HE Index in December 2006, that should have alerted defendants to the need to write-down the value of the

Fund's respective securities portfolios. In addition, the fact that the Fund engaged a valuation consultant demonstrates that defendants did not, and could not, determine the fair value of the Fund's investments as necessary.

75. On June 6, 2007, the Fund filed a Certified Shareholder Report Of Registered Management Investment Companies with the SEC on Form N-CSR containing an identical copy of the Fund's Annual Report for the year ending March 31, 2007 ("Annual Report"). The Annual Report set forth the method by which the Fund's NAV was calculated on a daily basis, as follows, in relevant part: Net asset value is calculated every day that the New York Stock Exchange is open as of the close of trading (normally 4:00 p.m. Eastern Time) by taking the closing market value of all portfolio securities owned, cash and other assets, subtracting all liabilities, then dividing the result (total net assets) by the total number of shares outstanding. The market price is the last reported price at which a share of the Fund was sold on the New York Stock Exchange.

76. In addition, in the Annual Report the Fund reported its investments in asset-backed and mortgage-backed securities, among other securities; the principal amount/shares of the investments; the cost of the investments; and the value of the investments as of March 31, 2007, as follows, in relevant part:

RMA Portfolio of Investments as of March 31, 2007			
	% of Net Assets	**Cost**	**Value**
Asset Backed Securities:			
- Investment Grade	19.6%	$82,773,533	$81,715,089
- Below Investment Grade or Unrated	34.4%	$166,094,793	$143,319,906
Mortgage Backed Securities:			
-Investment Grade	6.6%	$31,429526	$27,506,089
-Below Investment Grade or Unrated	12.9%	$57,388,982	$53,591,646

Total Investments	132.4%	$589,978,706	$552,049,765
Net Assets:	N/A	N/A	$416,998,641

77. In addition, the Annual Report contained a section entitled "Investment Valuations" that was substantially similar to the section set forth in ¶74 herein.

78. The statements in ¶¶73-77 were materially false and misleading, and defendants knew or recklessly disregarded the statements as such, because of the following reasons:

(a) Defendants failed to exercise good faith in determining the fair value of the Fund's investments in securities for which market quotations were not available or appeared inaccurate;

(b) The Fund's investments in securities for which market quotations were not available or appeared inaccurate were not valued at fair value;

(c) The Fund's net assets were overstated and, as a result, the Fund's daily reported NAV was also overstated;

(d) Defendants misclassified certain of the Fund's investments as "investment grade;" and

(e) The Fund made investments in violation of its investment limitations.

79. On July 13, 2007, investors began to learn of the Fund's true financial condition. On that day, during an Annual Meeting for shareholders of RMK Closed-End Funds, Kelsoe commented on the declining conditions in the credit and subprime mortgage market and volatility in the market for subprime bonds as reflected on the ABX Index. Kelsoe announced that as a result of the adverse conditions, the previously declared dividend would be reduced by $0.01 to $0.14 per share. Kelsoe assured, however, that he saw opportunity in CDO's. Kelsoe's comments are set out in full in paragraph 61 herein. In response to this news the price of RMA

shares fell from a closing price of $10.93 per share on July 13, 2007, to close at $10.06 three trading days later on July 18, 2007.

80. Less than one month later, in a Letter to Shareholders dated August 10, 2007, Kelsoe acknowledged, for the first time, problems in value the Fund's assets. Relevant parts of Kelso's letter are set forth in paragraph 61 herein. On this news, the price of RMA shares fell from a closing price of $8.47 on August 9, 2007, to close two trading days later at $7.13 on August 13, 2007.

81. On August 14, 2007, after the market closed, the Fund filed a Current Report with the SEC on Form 8-K revealing that it had retained an independent valuation consultant to assist in determining the value of the Fund's portfolio because "[r]ecent instability in the markets for fixed income securities, particularly mortgage-backed and asset-backed securities, has made it more difficult to obtain realistic values for some of the Fund's portfolio securities."

82. The statements in ¶¶79-81 were materially false and misleading, and defendants knew or recklessly disregarded the statements as such, because of the following reasons:

(a) Defendants failed to exercise good faith in determining the fair value of the Fund's investments in securities for which market quotations were not available or appeared inaccurate;

(b) The Fund's investments in securities for which market quotations were not available or appeared inaccurate were not valued at fair value;

(c) The Fund's net assets were overstated and, as a result, the Fund's daily reported NAV was also overstated;

(d) Defendants misclassified certain of the Fund's investments as "investment grade;" and

(e) The Fund made investments in violation of its investment limitations.

83. On August 29, 2007, RMA filed a Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company with the SEC on Form N-Q for the quarter ending June 30, 2007. In the Quarterly Schedules, the Fund reported its investments in asset-backed and mortgage-backed securities, among other securities; the principal amount/shares of the investments; the cost of the investments; and the value of the investments, as follows, in relevant part:

RMA Portfolio of Investments as of June 30, 2007			
	% of Net Assets	**Cost**	**Value**
Asset Backed Securities:			
- Investment Grade	22.6%	$93,563,745	$90,948,627
- Below Investment Grade or Unrated	33.1%	$170,198,135	$133,179,478
Mortgage Backed Securities:			
-Investment Grade	5%	$25,755,071	$20,154,092
-Below Investment Grade or Unrated	12%	$54,369,376	$48,261,407
Total Investments	135.7%	$600,977,054	$545,603,234
Net Assets:	N/A	N/A	$401,989,268

84. In addition, the Quarterly Schedules contained a section entitled "Investment Valuations" that was substantially similar to the section set forth in ¶74 herein.

85. The Quarterly Schedule also revealed that the Fund had violated its investment limitations with respect to the concentration of investments in a single industry. According to Bloomberg, as of June 30, 2007, RMA had invested 53.14% of its assets in the mortgage industry. Defendants misrepresented the extent and nature of the Fund's investments in the mortgage industry, in part, by classifying certain mortgage-backed securities as "asset-backed securities."

86. On October 11, 2007, at a luncheon address at the 2007 ICI Closed End Fund Workshop, Andrew J. Donohue, the Director of the Division of Investment Management at the SEC, voiced concerns regarding the valuation of closed-end funds and noted that accurate valuation was "critically important" to avoid precisely the problems presented by defendants' wrongful conduct. Specifically, Director Donahue stated, in relevant part, as follows:

> II. Valuation
>
> I would like to focus, however, on valuation issues. Valuation may not be the first compliance issue you think of when you consider closed end funds but it is critical nonetheless. Calculating an accurate net asset value is important for any investment company whether a mutual fund or a closed end fund. One of the hallmarks of the fund industry is the unrelenting commitment to mark to market and fair value, as necessary, in order to value a fund as accurately as possible.
>
> I have a concern, however, that some fund complexes and perhaps some fund boards may worry less about the valuation of portfolio securities owned by closed end funds than mutual funds. The logic seems to be that accurate valuation for closed end funds is less important than it is for mutual funds because closed end fund shares are purchased and sold at market prices and not at net asset value. However, my staff and I believe that accurately valuing portfolio securities by closed end funds is critically important for several reasons.
>
> First, closed end fund market prices correlate, at least to some extent, with closed end funds' NAVs. Thus NAVs can affect the market prices at which closed end fund investors purchase and redeem shares. Consequently, it is essential that a closed end fund's NAV be accurate.
>
> Second, investment advisory and other asset based fees are calculated on the basis of a closed end fund's NAV, not its market price. Thus, NAVs must be calculated accurately so that funds pay the correct amount in fees. The third concern relates to misleading statements. Closed end funds typically publish their NAVs. Miscalculated NAVs can be materially misleading statements, potentially subjecting the fund, its managers and/or its board to liability.

> The fourth concern comes directly from the Investment Company Act itself. The Act has very particular provisions regarding the valuation of a fund's assets, including the role of the board in determining the fair value of a security for which market quotations are unavailable. The Act does not exclude closed end funds from this requirement. It is a statutory mandate.
>
> My concerns regarding the accurate valuation of portfolio securities owned by closed end funds have only been heightened by recent events in the subprime market, and their widespread effect on the broader market. Certainly, market events are impacting many of the securities held by closed end funds. Fund boards and fund managers cannot turn a blind eye to this impact when assessing the net asset values of their closed end funds' shares.
>
> Similarly, to the extent that closed end funds may invest more of their assets in less liquid securities than mutual funds do, closed end funds may face a greater valuation challenge. In general, there is a close relationship between the liquidity of a portfolio security and the ease with which the security may be valued. If a security trades in a liquid market, there is a strong likelihood that current market quotations will be readily available and can be used to value the security. Conversely, quotations for a security traded in an illiquid market are often difficult to obtain. Therefore, further consideration should be given to whether market quotations are readily available and thus whether a security should be assigned a fair value.

87. On October 17, 2007, *The Wall Street Journal* published an article entitled "Behind Subprime Woes, A Cascade of Bad Bets -- One Loan's Journey Shows Culture of Risk; The Fall of Fund Whiz," which profiled Kelsoe and his risky investments in subprime mortgages on behalf of the Fund and other Morgan Keegan funds. The article dubbed Kelsoe as "once a star mutual-fund manager...[who] has hit a career low as defaults on subprime mortgages decreased the value of his investments." According to the article, Kelsoe's purported investment success "brought him a bit of celebrity." He appeared on CNBC, was quoted in The Wall Street Journal and gave investing lectures at universities. Kelsoe's high-risk bets in mortgage-backed

> Through various of his funds, Mr. Kelsoe invested nearly $8 million in one of the Soundview 2005-1 trust's riskiest pieces. The B-3 tranche, as it was called, offered a return of at least 3.25 percentage points above the London interbank offered rate -- a key short-term rate at which banks lend to each other. But if borrowers like Mr. Rodriguez began to default on their loans, any losses exceeding 1.25% of the entire loan pool could eat into the value of the B-3 tranche.
>
> * * *
>
> Other borrowers in the Soundview trust also began to default on their loans. By June 2007, defaults had afflicted 3.44% of the loan pool, more than triple the level of a year earlier, according to people familiar with the trust's finances. About four in 10 loans were at least 30 days in arrears -- all in a period during which the U. S. economy was growing at a healthy pace and unemployment was low.
>
> Because Mr. Kelsoe's investment in the B-3 tranche was so sensitive to losses, its market price plunged. In fact, as trading in subprime-backed securities dried up amid a broader panic, Mr. Kelsoe, like other investors with subprime holdings, had difficulty figuring out what the investments were worth.
>
> At the end of June, the latest information available, Mr. Kelsoe's funds reported an estimated market value of the Soundview investment that was 35% below what they had paid.

88. According to its Quarterly Schedule of Portfolio Holdings for the period ending June 30, 2007, Kelsoe had purchased $2 million of Soundview 2005-1 trust for the Fund's portfolio. As of June 30, 2007, these holdings of Soundview 2005-1 trust were valued at $1.3 million. The Fund apparently sold these investments at a loss by September 30, 2007.

89. In September 2007, RMA paid a dividend of $0.12 per share, lower than the $0.14 per share dividend defendants projected in July 2007. By February 2008, the monthly dividends paid by the Fund had been reduced to $0.08 per share.

90. In a letter to shareholders dated November 7, 2007, Kelsoe commented on the worsening conditions in the credit markets and acknowledged that "our portfolios have been pressured across the board." In a section of the letter entitled, "What exactly do you invest in?," Kelsoe explained that a large portion of the Fund's portfolio was invested in structured finance fixed income securities collateralized by mortgage-related securities. According to Kelsoe, the mortgage-backed securities had declined in value because of uncertainty regarding real estate and illiquidity in the secondary market for securities. Relevant parts of Kelsoe's letter are set forth in paragraph 65 herein. Despite this news, Kelsoe assured that "the earnings [of the Fund] are not dramatically different than they were over the past three to six months." On November 7, 2007, RMA closed at $4.55 per share compared to $4.68 per share on the previous trading day.

91. The statements in ¶¶83, 84, 85 and 90 were materially false and misleading, and defendants knew or recklessly disregarded the statements as such, because of the following reasons:

(a) Defendants failed to exercise good faith in determining the fair value of the Fund's investments in securities for which market quotations were not available or appeared inaccurate;

(b) The Fund's investments in securities for which market quotations were not available or appeared inaccurate were not valued at fair value;

(c) The Fund's net assets were overstated and, as a result, the Fund's daily reported NAV was also overstated; and

(d) Defendants misclassified certain of the Fund's investments as "investment grade."

92. On December 5, 2007, the Fund filed a Certified Shareholder Report with the SEC which included a copy of its Semi-Annual Report for the six months ended September 30, 2007 ("Semi-Annual Report"). In the Semi-Annual Report, the Fund disclosed the magnitude of the problems in valuing the Fund's investment portfolio—according to the Report, approximately 55.3% of the total investments of RMA required fair valuation as of September 30, 2007. In addition, unlike in earlier reports, defendants specifically identified the securities requiring fair valuation, many of which were mortgage-backed and asset-backed securities. The Report revealed that the Fund's investments in these securities, when valued at fair value, had suffered significantly losses as follows:

RMA Portfolio of Investments as of September 30, 2007			
	% of Net Assets	**Cost**	**Value**
Asset-Backed Securities:			
- Investment Grade	19.5%	$83,199,182	$48,022,313
- Below Investment Grade or Unrated	26.6%	$139,468,200	$65,562,270
Mortgage Backed Securities:			
- Investment Grade	6.1%	$21,234,054	$15,034,342
- Below Investment Grade or Unrated	8%	$43,800,756	$19,722,789
Total Investments	131%	$490,370,872	$322,685,701
Net Assets	N/A	N/A	$246,356,749

93. The Fund's investments in asset-backed securities, in particular, had plummeted in value. For example, RMA's investments in purported "investment-grade" asset-backed securities were valued at approximately 97.2% of their costs ($93,563,745) as of June 30, 2007. As of September 30, 2007, these investments were valued at merely 57.7% of their costs ($83,199,182).

94. The Fund suffered even greater losses on its investments in below investment grade or unrated asset-backed securities. For example, as of June 30, 2007, RMA's investments in these securities were valued at approximately 78.2% of their costs ($170,198,135). As of September 30, 2007, the investments were valued at merely 47% of their costs ($139,468,200).

95. In addition, the value of the Fund's investments in below investment grade or unrated mortgage-backed securities had also declined significantly. As of September 30, 2007, RMA's investments in these securities were valued at 45.0% of their respective costs, compared to 88.7% of their respective costs as of June 30, 2007.

96. Remarkably, even though the value of the Fund's investments in certain securities had been written-down significantly, defendants continued to classify them as "investment-grade." For example, RMA's investment of $1,904,039 principal amount per share of "E-Trade CDO I 2004-1A, 2.000% 1/10/40, a CDO," was valued at $1,632,714 as of June 30, 2007. Although the same investment was valued at $742,575 as of September 30, 2007, it was still reported as "investment-grade."

97. In sum, the value of the total investments of RMA as of September 30, 2007, was 65.8% of its costs. In comparison, as of June 30, 2007, the total investments of RMA was valued at 90.7% of its costs.

98. In reaction to this news, the price of RMA shares declined from a closing price of $5.18 per share on December 5, 2007, to close at $5.10 per share on the next trading day. By December 20, 2007, the share price of RMA had fallen to $4.27 per share. Between July 13, 2007 and December 6, 2007, the price of RMA fell 53.3%.

99. On February 28, 2008, the Fund filed with the SEC a Quarterly Schedule of Portfolio Holdings for the quarterly period ending December 31, 2007 which revealed further losses on its investments as follows:

RMA Portfolio of Investments as of December 31, 2007			
	% of Net Assets	**Cost**	**Value**
Asset Backed Securities:			
- Investment Grade	10.3%	$67,189,398	$16,641,731
- Below Investment Grade or Unrated	15.9%	$114,688,221	$25,768,159
Mortgage Backed Securities:			
- Investment Grade	23.2%	$42,325,483	$37,562,893
- Below Investment Grade or Unrated	8%	$41,194,089	$12,910,928
Total Investments	144.1%	$457,670,608	$233,244,745
Net Assets:	N/A	N/A	$161,923,156

100. Again, defendants specifically identified in each of the Quarterly Schedules the many securities requiring fair valuation.

101. In addition, the Quarterly Schedule demonstrated that the value of the Fund's investments in asset-backed securities had fallen even further. For example, as of December 31, 2007, the investments of RMA in purported "investment-grade" asset-backed securities was valued at merely 24.7% of its cost, compared to 57.7% as of September 30, 2007. With respect to below investment grade or unrated asset-backed securities, the investments of RMA in these securities had also fallen to 22.4% of its cost as of December 31, 2007, compared to 47.0% as of September 30, 2007.

102. In addition, the decline in the value of the Fund's investments in below investment-grade or unrated mortgage-backed securities was particularly significant: RMA's investments in these securities were valued at 31.3% of its cost as of December 31, 2007, compared to 45% of its cost as of September 30, 2007.

103. Again, although the value of the Fund's investments in certain securities had been written-down significantly, defendants continued to classify them as "investment-grade." For example, even though RMA's investment in a principal amount per share of $1,904,039 of "E-Trade CDO I 2004-1A, 2.000% 1/10/40" was fair valued at $318,925 as of December 31, 2007 – nearly half its value as of September 30, 2007, defendants continued to classify it as "investment-grade."

104. In sum, the value of the total investments of RMA as of December 31, 2007 was 50.9% of its cost. In comparison, as of September 30, 2007, the total investments of RMA was valued at 65.8% of its cost.

PRICEWATERHOUSE COOPERS, LLP

105. PWC, a firm of certified public accountants, was engaged by the Fund to provide independent auditing and accounting services. PWC provided auditing services to the Fund before and during the Class Period and certified financial statements in the registration statement, prospectus and reports that were filed with the SEC by the Fund and operative during the Class Period.

106. In connection with its audit and review of the Fund's finances and operations, PWC had comprehensive access to information in the Fund's books and records and communicated regularly with management of the Fund and Morgan Management.

107. PWC reviewed the quarterly and year-end results of the Fund, advised and/or opined upon the accuracy and bona fides of the Fund's financial filings and had intimate knowledge of the nature of the Fund's business and operations. PWC also advised the Fund with respect to internal financial and accounting controls.

108. As a result of its intimate knowledge of the Fund's business and operations, PWC knew or should have known that the Fund was not properly discounting the "fair value" of its substantial illiquid holdings and that its financial statements were therefore overstated, inaccurate, and misleading.

109. Despite PWC's failure to perform its services to the Fund with due care and competence, the Fund's Board of Directors declined to terminate PWC as the "independent" auditor.

110. With respect to the Fund's financial statements for the fiscal year ending March 31, 2007, PWC represented, in a report dated May 21, 2007, the following:

> In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations, of changes in net assets, of cash flows and the financial highlights present fairly, in all material respects, the financial position of RMK Advantage Income Fund, Inc., RMK High Income Fund, Inc., RMK Multi-Sector High Income Fund, Inc. and RMK Strategic Income Fund, Inc. (hereafter referred to as the "Fund") at March 31, 2007, and the results of each of their operations, the changes in each of their net assets, the results of each of their cash flows and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at March 31, 2007 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

111. PWC's report represented that its audit was in conformity with the Public Company Accounting Oversight Board ("PCAOB") standards. Had PWC actually performed the audit according to PCAOB standards, the deterioration in the value of the investments would have been evident such that an unqualified report could not have been issued. It would have been evident that the Fund's financial statements and associated information were materially false and misleading because, among other things, they were not prepared in accordance with GAAP. Nevertheless, PWC provided unqualified opinions that the Fund's financial statements were valid and accurate.

112. PWC consented to the inclusion of its unqualified opinions on the Fund's financial statements during the Class Period, including their annual reports filed with the SEC on June 6, 2005, June 7, 2006, and June 6, 2007, which reports PWC knew, or should have known, were materially false.

113. Significantly, however, in PWC's October 3, 2007 letter opining on the fairness of the June 30, 2007 financial statement of the similarly managed Regions Morgan Keegan Select Fund, PWC added an important disclaimer about the funds' valuation process notably absent from PWC's earlier certifications. In this letter, PWC stated as follows:

> As explained in Notes 2 and 9, the financial statements include securities valued at $26,065,956 (29 percent of net assets), $514,922,503 (51 percent of net assets) and $624,867,802 (59 percent of net assets) of Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund, respectively, whose fair values have been estimated in good faith by Morgan Asset Management, Inc.'s Valuation Committee under procedures established by the Funds' Board of Directors in the absence of readily ascertainable market values. However, these estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. (emphasis added)

114. PWC knew or should have known, and should have disclosed, that this very problem existed with respect to other statements filed by the Fund during the Class Period.

115. Furthermore, under Statement of Accounting Standards 73, PWC, which had insufficient expertise to assess the "fair value" of the illiquid and complex holdings in which the Fund had heavily invested, should have retained an independent specialist to assist in evaluating the value of these holdings.

116. Had PWC performed its audits in conformance with applicable accounting standards, the deterioration in the value of the Fund's investments would have been evident. It would have been evident to PWC that the Fund's financial statements and associated information were materially false and misleading. Nevertheless, PWC provided unqualified opinions that the Fund's financial statements were valid and accurate.

117. PWC's failure to adequately perform its audit procedures, to identify the improprieties alleged herein, and to report the problems, permitted the accounting irregularities and improprieties to continue, leading to false and misstated financial statements.

118. PWC's failure to adequately perform its audit procedures resulted in false and misstated financial statements. Due to PWC's false statements and failure to identify and modify its reports to identify the Fund's false financial reporting, PWC violated the following generally accepted auditing standards ("GAAS") standards:

(a) The first general standard is that the audit should be performed by persons having adequate technical training and proficiency as auditors.

(b) The second general standard is that the auditors should maintain an independence in mental attitude in all matters relating to the engagement.

(c) The third general standard is that due professional care is to be exercised in the performance of the audit and preparation of the report.

(d) The first standard of field work is that the audit is to be adequately planned and that assistants should be properly supervised.

(e) The second standard of field work is that the auditor should obtain a sufficient understanding of internal controls so as to plan the audit and determine the nature, timing and extent of tests to be performed.

(f) The third standard of field work is that sufficient, competent, evidential matter is to be obtained to afford a reasonable basis for an opinion on the financial statements under audit.

(g) The first standard of reporting is that the report state whether the financial statements are presented in accordance with GAAP.

(h) The second standard of reporting is that the report shall identify circumstances in which GAAP has not been consistently observed.

(i) The third standard of reporting is that informative disclosures are regarded as reasonably adequate unless otherwise stated in the report.

(j) The fourth standard of reporting is that the report shall contain an expression of opinion or the reasons why an opinion cannot be expressed.

119. The Fund's annual reports contained false financial reports through improper accounting entries that inflated the Fund's reported asset valuations.

120. The Fund's financial statements were not a fair presentation of its results and were presented in violation of GAAP and SEC rules.

121. GAAP (Generally Accepted Accounting Principles) are those principles and accounting standards recognized by the accounting profession as the conventions, rules and procedures necessary to define accepted accounting practice at a particular time. SEC Regulation S-X (17 C.F.R. §210.4-01(a)(1)) states that financial statements filed with the SEC which are not prepared in compliance with GAAP are presumed to be misleading and inaccurate, despite footnote or other disclosure. Regulation S-X requires that interim financial statements must also comply with GAAP, with the exception that interim financial statements need not include disclosure which would be duplicative of disclosures accompanying annual financial statements. 17 C.F.R. §210.10-01(a).

122. Under GAAP, the Fund was required to write-down to fair value any investments that were impaired.

123. Specifically, the Fund was required under Financial Accounting Standards 115 ("FAS 115") to write-down the value of its investments in debt securities in the event of "other than temporary impairments." FAS 115 provides guidance as to the classification of all investments in debt securities (as well as investments in equity securities that have readily determinable fair values).[2] Under FAS 115, an enterprise must determine whether a decline in fair value below amortized cost for an individual available-for-sale or held-to maturity security is "other-than-temporary" such that, for example, "it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition." If an "other-than-temporary" impairment has occurred, the cost basis of the

[2] FAS 115 sets forth three categories of debt securities: (1) "held-to maturity securities," which the enterprise has the positive intent and ability to hold at maturity; (2) "trading securities," which the enterprise buys and holds principally to sell in the near term; and (3) "available-for-sale securities," those that do not fall into either of the former two categories.

security must be written down to fair value and the enterprise must include the amount of the write-down in its earnings as a realized loss.

124. In addition, FAS 115 states that a "significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee," a "significant adverse change in the regulatory, economic, or technological environment of the investee" or a "significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates" can indicate impairment. *See* FAS 115-1.

125. The Fund indicated in their Semi-Annual and Annual Reports that they had adopted and complied with these fair valuation principles and standards, claiming that they comprised the Fund's most significant accounting policies, as follows:

> ***Investment Valuations***—Investments in securities listed or traded on a securities exchange are valued at the last quoted sales price on the exchange where the security is primarily traded as of close of business on the New York Stock Exchange, usually 4:00 p.m. Eastern Time, on the valuation date. Equity securities traded on the Nasdaq Stock Market are valued at the Nasdaq Official Closing Price ("NOCP") provided by Nasdaq each business day. The NOCP is the most recently reported price as of 4:00:02 p.m. Eastern Time, unless that price is outside the range of the "inside" bid and asked price (i.e., the bid and asked prices that dealers quote to each other when trading for their own accounts); in that case, Nasdaq will adjust the price to equal the inside bid or asked price, whichever is closer. Because of delays in reporting trades, the NOCP may not be the last trade to occur before the market closes. Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price.
>
> Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities (including U.S. government securities, listed corporate bonds, other debt and asset-backed securities, and unlisted securities) are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than 60 days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term

> debt securities with remaining maturities of 60 days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of Morgan Asset Management, Inc. (the "Adviser") does not represent market value.
>
> Investments in open-end registered investment companies, if any, are valued at net asset value ("NAV") as reported by those investment companies. Foreign securities denominated in foreign currencies, if any, are translated from the local currency into U. S. dollars using current exchange rates.
>
> Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of each Fund's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material. Certain debt securities held by the Funds are valued on the basis of prices provided by primary market dealers. The prices provided by primary market dealers may differ from the value that would be realized if the securities were sold.

126. In violation of GAAP and their own stated policy, the Fund failed to properly value the asset-backed and mortgage-backed securities in its investment portfolios and, as a result, the value of the Fund's assets were overstated. Under FAS 115, the Fund should have written down the value of its mortgage-backed securities and asset-backed securities no later than December 2006. By that time, the ABX Index, a widely-recognized indicator of the fair value of mortgage-backed securities, had declined significantly, signaling more than a temporary impairment of the Fund's investments in those securities.

127. In its Semi-Annual Report (for the six months ending September 30, 2007), the Fund revealed the magnitude of the problems in determining the fair value of its investments in

asset-backed and mortgage-backed securities. In the Semi-Annual Report, the Fund disclosed that the value of its investments in these securities had significantly declined and that more than 50% of its securities portfolios required fair valuation.

128. Due to these accounting improprieties, the Fund presented its financial results and statements in a manner which violated GAAP, including the following fundamental accounting principles:

(a) The principle that interim financial reporting should be based upon the same accounting principles and practices used to prepare annual financial statements was violated (APB No. 28, ¶10);

(b) The principle that financial reporting should provide information that is useful to present and potential investors and creditors and other users in making rational investment, credit and similar decisions was violated (FASB Statement of Concepts No. 1, ¶34);

(c) The principle that financial reporting should provide information about the economic resources of an enterprise, the claims to those resources, and effects of transactions, events and circumstances that change resources and claims to those resources was violated (FASB Statement of Concepts No. 1, ¶40);

(d) The principle that financial reporting should provide information about how management of an enterprise has discharged its stewardship responsibility to owners (stockholders) for the use of enterprise resources entrusted to it was violated. To the extent that management offers securities of the enterprise to the public, it voluntarily accepts wider responsibilities for accountability to prospective investors and to the public in general (FASB Statement of Concepts No. 1, ¶50);

(e) The principle that financial reporting should provide information about an enterprise's financial performance during a period was violated. Investors and creditors often use information about the past to help in assessing the prospects of an enterprise. Thus, although investment and credit decisions reflect investors' expectations about future enterprise performance, those expectations are commonly based at least partly on evaluations of past enterprise performance (FASB Statement of Concepts No. 1, ¶42);

(f) The principle that financial reporting should be reliable in that it represents what it purports to represent was violated. That information should be reliable as well as relevant is a notion that is central to accounting (FASB Statement of Concepts No. 2, ¶158-59);

(g) The principle of completeness, which means that nothing is left out of the information that may be necessary to insure that it validly represents underlying events and conditions, was violated (FASB Statement of Concepts No. 2, ¶79); and

(h) The principle that conservatism be used as a prudent reaction to uncertainty to try to ensure that uncertainties and risks inherent in business situations are adequately considered was violated. The best way to avoid injury to investors is to try to ensure that what is reported represents what it purports to represent (FASB Statement of Concepts No. 2, ¶¶95, 97).

129. Further, the undisclosed adverse information is the type of information which, because of SEC regulations, regulations of the national stock exchanges and customary business practice, is expected by investors and securities analysts to be disclosed and is known by corporate officials and their legal and financial advisors to be the type of information which is expected to be and must be disclosed.

CLASS ACTION ALLEGATIONS

130. The Class that Plaintiffs seek to represent is a Class of all Trusts and Custodial Accounts (and their respective trustees, representatives, and fiduciaries): (a) for which Regions Bank is a trustee or a directed trustee, custodian, or agent; (b) that purchased, otherwise acquired, or held, one or more classes of shares of the RMK Advantage Income Fund, Inc. during the period December 6, 2004 through February 6, 2008 (the "Class Period"); and (c) which are effectively excluded from, or are inadequately protected by, previously-filed Class Actions (as defined in the "Amended Order Appointing Trustee *ad Litem*" attached to this Complaint as Exhibit A and incorporated by reference).

131. There are questions of law and fact common to the Representative Plaintiff Trusts and other members of the Class that predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to this class are the following:

(a) Whether one or more defendants violated § 11 of the Securities Act.

(b) Whether one or more defendants violated § 12 of the Securities Act.

(c) Whether one or more defendants are liable under § 15 of the Securities Act.

(d) Whether one or more defendants violated § 10(b) of the Exchange Act.

(e) Whether one or more defendants violated § 20(a) of the Exchange Act.

(f) Whether one or more defendants violated Rule 10b - 5.

(g) Whether one or more defendants violated § 34(b) of the Investment Company Act.

(h) Whether the prospectus, registration statement, reports and other filings filed by the Fund with the SEC during or effective in the Class Period contained misrepresentations of material facts or omitted to state material facts necessary to make the statements therein not misleading.

(i) Whether statements made to the investing public during the Class Period misrepresented material facts about business operations and management of the Fund.

(j) Whether the Fund was managed in a manner inconsistent with its investment restrictions.

(k) Whether the Fund affirmatively and properly determined the liquidity of each security purchased by the Fund and properly valued each security.

(l) Whether PWC conducted its audits of the Fund's financial statements during the Class Period in accordance with generally accepted auditing standards.

(m) Whether Plaintiffs and the other members of the Class have sustained damages as a result of the disclosure deficiencies and other unlawful conduct alleged herein and the proper measure of damages.

132. This action is properly maintained as a class action for the following reasons:

(a) The Class members are so numerous that joinder of all such Class members is impracticable;

(b) There are questions of law or fact common to the Class;

(c) The claims of the named Plaintiffs are typical of the claims of the Class;

(d) The named Plaintiffs will fairly and adequately protect the interests of the Class;

(e) The named Plaintiffs and the Class are represented by counsel experienced in class action and securities litigation;

(f) The questions of law or fact common to the Class predominate over any questions affecting only individual Class members;

(g) A class action is superior to other available methods for the fair and efficient adjudication of the controversy; and

(h) Plaintiffs know of no difficulty that should be encountered in the management of this litigation that would preclude its maintenance as a class action.

133. In addition, because it is likely that the damages suffered by many individual Class members are small, the expense and burden of individual litigation would make it extremely difficult or impossible for some Class members to individually seek redress for the wrongful conduct alleged herein.

134. The names and addresses of the members of the Plaintiff Class are available to the defendants. Notice can be provided to Class members via first class mail using techniques and a form of notice similar to those customarily used in class actions.

SCIENTER

135. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Fund were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the

issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding the Fund, their control over, and/or receipt and/or modification of the Fund's allegedly materially misleading misstatements and/or their associations with the Fund which made them privy to confidential proprietary information concerning the Fund, participated in the fraudulent scheme alleged herein.

136. During the Class Period, defendants were motivated to engage in the illegal and fraudulent conduct alleged herein in order to reap millions of dollars in advisory, management, and administrative fees based on the artificially inflated valuations of the Fund's net assets. As detailed above, the Individual Defendants, as officers and directors of the Fund, were privy to confidential financial information concerning the Fund's business, financial condition and future business prospects and outlook. In this capacity, the Individual Defendants had access to material, nonpublic information concerning the Fund's true financial condition.

137. Defendants also knew or recklessly disregarded available information indicating that the Fund's investments in certain securities should have been written down no later than December 2006. For example, by December 2006, the ABX.HE Index, a widely recognized key indicator of the value of subprime mortgage-backed securities and collateralized debt obligations, had declined significantly. On December 8, 2006, Reuters reported, "Increasing concerns that defaults on the riskiest residential loans will accelerate in 2007 have pushed the main index of subprime mortgage securities to its lowest level since inception." The article noted as well that "[v]olatility in the ABX Index, popular with investors including hedge funds as a way to hedge their real estate-related investments, has surged in recent weeks as subprime lenders shuttered businesses and underlying loans default at an alarming rate."

138. Defendants were aware of the ABX.HE Index and its significance. In a letter to the Fund's shareholders dated July 13, 2007, defendant Kelsoe noted that "[p]art of the sub-prime volatility is to be expected, but I believe the volatility has been exacerbated by the ABX index trading in connection with sub-prime bonds. We have seen dramatically wider spreads in all mortgage-related securities."

139. The ABX.HE Index's sharp decline at the beginning of the Class Period should have alerted defendants to the need to record impairment of its securities investments according to applicable accounting rules relating to impairments of debt securities in portfolio holdings.

LOSS CAUSATION/ECONOMIC LOSS

140. Defendants' wrongful conduct, as alleged herein, directly and proximately caused the damages suffered by plaintiffs and the Class.

141. During the Class Period, plaintiffs and the Class purchased securities of the Fund at artificially inflated prices and were damaged thereby. The price of the Fund's shares declined when the misrepresentations made to the market, and/or the information alleged herein to have been concealed from the market, and/or the effects thereof, were revealed, causing investors' losses.

LEGAL CLAIMS

COUNT ONE – VIOLATION OF SECTION 11 OF SECURITIES ACT

142. Plaintiffs incorporate ¶¶1–141 by reference.

143. This Count is brought pursuant to § 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of Plaintiffs and the Plaintiff Class and against defendants Morgan Keegan, Anthony, Morgan, Weller, McFadden, Willis, Stone, Pittman, Alderman, Mann, the Fund, and PWC.

144. The registrations statement by which the Fund was offered to plaintiffs and the Plaintiff Class, or to those investors from whom plaintiffs and the Plaintiff Class acquired their shares, was inaccurate and misleading, contained untrue statements of material fact, omitted to state facts necessary to make the statements therein not misleading, and omitted to state material facts required to be stated therein.

145. Defendant RMK Advantage Income Fund, Inc. is issuer and registrant of its fund.

146. As issuers of its fund shares, RMK Advantage Income Fund, Inc. is liable for the above-referenced misrepresentations and omissions.

147. The other defendants were persons who signed the Fund's registration statement, were directors or officers or persons performing similar functions for the issuers, were underwriters of the Fund, or were accountants who consented to being named in the registration statements as having prepared or certified the Fund's financial statements.

148. None of the defendants named herein made a reasonable investigation or possessed reasonable grounds to believe that the statements contained in the Fund's registration statement were true and without omissions of material facts and not misleading. Defendants could have, with the exercise of reasonable care, become aware of the misleading nature of the registration statement.

149. Through the conduct alleged above, each defendant violated, is liable under, or controlled a party who is liable under § 11 of the Securities Act.

150. Plaintiffs and the Plaintiff Class acquired shares of the Fund during the Class Period and when defendants' misleading registration statement was in effect. The shares purchased by plaintiffs and the Plaintiff Class were bought pursuant to defendants' registration statement or are traceable to such registration statement.

151. Plaintiffs and the Plaintiffs Class have been damaged and are entitled to all relief from defendants permitted by § 11 of the Securities Act.

152. At the times plaintiffs purchased their shares of the Fund, they did not know and could not reasonably have known of the misleading statements, omissions, and misconduct set forth above. Less than one year has elapsed from the time that plaintiff discovered, and could reasonably have discovered, the misconduct giving rise to this case.

COUNT TWO – VIOLATION OF SECTION 12 OF SECURITIES ACT

153. Plaintiffs incorporate ¶¶1–152 by reference.

154. This Count is brought pursuant to § 12a(2) of the Securities Act, 15 U.S.C. § 77l, on behalf of plaintiffs and the Plaintiff Class and against all defendants other than PricewaterhouseCoopers LLP.

155. Defendants were sellers, offerors, and/or solicitors with respect to the investments in the Fund made by plaintiffs and the Plaintiff Class.

156. The Individual Defendants participated in the preparation of the prospectus filed with respect to the Fund.

157. The prospectus by which the Fund was offered to plaintiffs and the Plaintiff Class was inaccurate and misleading, contained untrue statements of material fact, omitted to state facts necessary to make the statements therein not misleading, and omitted to state material facts required to be stated therein.

158. Defendants could have, with the exercise of reasonable care, become aware of the misleading nature of the Fund's prospectus.

159. Through the conduct alleged above, each defendant violated, is liable under, or controlled a party who is liable under § 12a(2) of the Securities Act.

160. Plaintiffs and the Plaintiff Class acquired shares of the Fund from the issuers during the Class Period and when defendants' misleading prospectus was in effect.

161. Plaintiffs and the Plaintiff Class have been damaged and are entitled to all relief from defendants permitted by § 12a(2) of the Securities Act. Those plaintiffs who still own their shares of the Fund hereby tender their shares to defendants.

162. At the times plaintiffs purchased their shares of the Fund, they did not know and could not reasonable have known of the misleading statements, omissions, and misconduct set forth above. Less than one year has elapsed from the time that plaintiff discovered, and could reasonably have discovered, the misconduct giving rise to this case.

COUNT THREE – VIOLATION OF SECTION 15 OF SECURITIES ACT

163. Plaintiffs incorporate ¶¶1–162 by reference.

164. This Count is brought pursuant to § 15 of the Securities Act, 15 U.S.C. § 77o, on behalf of plaintiffs and the Plaintiff Class and against all defendants other than the fund company issuers (the "non-issuer defendants").

165. The non-issuer defendants were control persons of the Fund by virtue of their positions as directors or senior officers of the Fund and/or by virtue of their relationships with the Fund. These defendants exercised control over the general affairs of the Fund and had the power to control the conduct giving rise to plaintiffs' claims.

166. The non-issuer defendants are therefore liable for Securities Act violations alleged in Counts One and Two above.

COUNT FOUR – VIOLATION OF SECTION 10(b) OF EXCHANGE ACT AND RULE 10(B) -5

167. Plaintiffs incorporate ¶¶1-166 by reference.

168. During the Class Period, defendants carried out a plan, scheme and course of conduct that was intended to and, throughout the Class Period, did: (i) deceive the investing public regarding the Fund's business, operations, management and the intrinsic value of the Fund shares; (ii) enable Company insiders, including defendants, to reap significant advisory, management, and administrative fees from the Fund while in possession of material adverse non-public information about the Fund; and (iii) cause plaintiff and other members of the Class to purchase the Fund securities at artificially inflated prices.

169. In furtherance of this unlawful scheme, plan and course of conduct, defendants, jointly and individually (and each of them) took the actions set forth herein. Defendants (a) employed devices, schemes, and artifices to defraud; (b) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (c) engaged in acts, practices, and a course of conduct that operated as a fraud and deceit upon the purchasers of the Fund's shares in an effort to maintain artificially high market prices for the Fund's shares in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued either as primary participants in the wrongful and illegal conduct charged herein or as controlling persons as alleged below.

170. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the business, operations and future prospects of the Fund as specified herein.

171. These defendants employed devices, schemes and artifices to defraud, while in possession of material adverse non-public information and engaged in acts, practices, and a course of conduct as alleged herein in an effort to assure investors of the Fund's value and

performance and continued substantial growth, which included the making of, or the participation in the making of, untrue statements of material facts and omitting to state material facts necessary in order to make the statements made about the Fund and its business operations and future prospects in the light of the circumstances under which they were made, not misleading, as set forth more particularly herein, and engaged in transactions, practices and a course of conduct that operated as a fraud and deceit upon the purchasers of the Fund shares during the Class Period.

172. Each of the Individual Defendants' primary liability, and controlling person liability, arises from the following facts: (i) the Individual Defendants were high-level executives and/or directors at the Fund during the Class Period and members of the Fund's management team or had control thereof; (ii) each of these defendants, by virtue of his responsibilities and activities as a senior officer and/or director of the Fund, was privy to and participated in the creation, development and reporting of the Fund's internal budgets, plans, projections and/or reports; (iii) each of these defendants enjoyed significant personal contact and familiarity with the other defendants and was advised of and had access to other members of the Fund's management team, internal reports and other data and information about the Fund's finances, operations, and sales at all relevant times; and (iv) each of these defendants was aware of the Fund's dissemination of information to the investing public, which they knew or recklessly disregarded was materially false and misleading.

173. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly for the purpose and effect of concealing the Fund's

operating condition and future business prospects from the investing public and supporting the artificially inflated price of their shares. As demonstrated by defendants' overstatements and misstatements of the Fund's business, operations and earnings throughout the Class Period, defendants, if they did not have actual knowledge of the misrepresentations and omissions alleged, were reckless in failing to obtain such knowledge by recklessly refraining from taking those steps necessary to discover whether those statements were false or misleading.

174. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the Fund shares was artificially inflated during the Class Period. In ignorance of the fact that market prices of the Fund's publicly traded shares were artificially inflated, and relying directly or indirectly on the false and misleading statements made by defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class acquired the Fund shares during the Class Period at artificially high prices and were damaged thereby.

175. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and the other members of the Class and the marketplace known the truth regarding the problems that the Fund were experiencing, which were not disclosed by defendants, plaintiffs and other members of the Class would not have purchased or otherwise acquired shares in the Fund, or, if they had acquired such shares during the Class Period, they would not have done so at the artificially inflated prices that they paid.

176. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

177. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the Fund's shares during the Class Period.

COUNT FIVE – VIOLATION OF SECTION 20(a) OF EXCHANGE ACT

178. Plaintiffs incorporate ¶¶1-177 by reference.

179. The Individual Defendants acted as controlling persons of the Fund within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their high-level positions, and their ownership and contractual rights, participation in and/or awareness of the Fund's operations and/or intimate knowledge of the false financial statements filed by the Fund with the SEC and disseminated to the investing public, the Individual Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Fund, including the content and dissemination of the various statements that plaintiff contends are false and misleading. The Individual Defendants were provided with or had unlimited access to copies of the Fund's reports, press releases, public filings and other statements alleged by plaintiffs to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

180. In particular, each of these defendants had direct and supervisory involvement in the day-to-day operations of the Fund and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

181. As set forth above, the Fund and the Individual Defendants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and other members of the Class suffered damages in connection with their purchases of the Fund's shares during the Class Period.

COUNT SIX – VIOLATION OF SECTION 34(b) OF INVESTMENT COMPANY ACT

182. Plaintiffs incorporate ¶¶1-181 by reference.

183. It is the policy of the Investment Company Act that when investors do not receive "adequate, accurate and explicit information, fairly presented, concerning the character of such securities and the circumstances, policies, and financial responsibility of such companies and their managements," the national public interest and the interests of investors are adversely affected and that the Investment Company Act is to be interpreted to eliminate such conditions.

184. Defendants are persons who (i) made untrue statements of material facts in a registration statement, prospectus, amendments thereto, reports, accounts, records and other documents filed or transmitted pursuant to the Investment Company Act, or the keeping of which is required pursuant to Section 31(a) of the Investment Company Act and/or (ii) in connection with such filing, transmitting, or keeping of any such document, omitted to state therein facts necessary in order to prevent the statements made therein, in light of the circumstances under which they were made, from being materially misleading, all as set forth above, including, but not limited to, the Fund's violation of its fundamental investment restriction relating to the limit on investments in a single industry, which violation was also a violation of § 13 of the

Investment Company Act, and their overstatement and misclassification of certain of the Fund's investments.

185. For purposes of Section 34(b) of the Investment Company Act, any part of any registration statement, report, record or other document filed or transmitted pursuant to the Investment Company Act which is signed or certified by an accountant or auditor in its capacity as such shall be deemed to be made, filed, transmitted, or kept by such accountant or auditor, as well as by the person filing, transmitting, or keeping the complete document. Defendant directors signed the Fund's registration statement and amendments thereto and signed the Fund's reports and the Fund's internal controls pursuant to SEC Form N-SAR. PWC signed its reports regarding the Fund's financial statements for the fiscal years ended June 30, 2004, 2005 and 2006 and certified such financial statements, which were part of the Fund's registration statement, as amended from time to time, and signed its reports on the Fund's internal controls pursuant to SEC Form N-SAR. The Fund's President and Treasurer signed and/or certified the Fund's annual and semi-annual reports on Form N-CSR or N-CSRS as "fully compliant with the requirements of Section 13(a) or 15(b) of the Securities Exchange Act of 1934, as amended; and 2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Fund."

186. By engaging in the conduct described herein, defendants violated Section 34(b) of the Investment Company Act, and pursuant to Section 1(b)(1) and (5) of the Investment Company Act, the interest of those who invested in the Fund was adversely affected because (i) such investors purchased, paid for, exchanged, received dividends upon, voted, refrained from voting, sold, or surrendered shares issued by the Fund without adequate, accurate, and explicit information fairly presented, concerning the character of such shares and the circumstances,

policies and financial responsibility of the Fund and its management and (ii) the Fund, in keeping its accounts and in computing its earnings and the asset value of its outstanding securities, employed unsound or misleading records, and was not subjected to adequate independent scrutiny.

187. As a result of such conduct, pursuant to Section 47(b) of the Investment Company Act: plaintiffs and the other members of the Class are entitled to rescind their purchases of the Fund's shares during the Class Period or otherwise entitled to damages in the amount to be determined at trial.

THEREFORE, plaintiffs respectfully request that the Court:

1. Declare this action to be a proper class action pursuant to Fed. R. Civ. P. 23;
2. Grant judgment in favor of plaintiffs and the Plaintiff Class and against defendants, jointly and severally, for rescissionary damages or other appropriate compensatory damages, including prejudgment interest;
3. Award compensatory damages in favor of plaintiffs and the Plaintiff Class against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing in an amount to be proven at trial, including interest thereon;
4. Award to plaintiffs and the Plaintiff Class reasonable attorney's fees;
5. Afford plaintiffs a trial by jury; and
6. Provide such further legal or equitable relief as the Court deems to be just.

Respectfully submitted,

THOMASON HENDRIX HARVEY JOHNSON & MITCHELL, PLLC

/s/ Albert C. Harvey
ALBERT C. HARVEY (#7955)

/s/ Cheryl Rumage Estes
CHERYL RUMAGE ESTES (#10099)

/s/ Kyle M. Wiggins
KYLE M. WIGGINS (#23961)
40 S. Main Street, Suite 2900
Memphis, TN 38103
Phone No. : (901) 525-8721
Phone No. : (901) 525-6722

Attorneys for Plaintiffs

OF COUNSEL :

CABANISS, JOHNSTON, GARDNER DUMAS & O'NEAL LLP
Crawford S. McGivaren, Jr
R. Carlton Smyly
Suite 700, Park Place Tower
2001 Park Place North
Birmingham, AL 35203
Phone: (205) 716-5237
Fax: (205) 716-5389

END